UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. 1)

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☐	Soliciting Material under §240.14a-12
Destination Maternity Corporation
(Name of Registrant as Specified in Its Charter)
NATHAN G. MILLER
PETER O’MALLEY
HOLLY N. ALDEN
CHRISTOPHER B. MORGAN
MARLA A. RYAN
ANNE-CHARLOTTE WINDAL
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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PRELIMINARY COPY—SUBJECT TO COMPLETION DATED APRIL 27 , 2018

2018 ANNUAL MEETING OF STOCKHOLDERS
OF
DESTINATION MATERNITY CORPORATION
PROXY STATEMENT
OF
NATHAN G. MILLER
PETER O’MALLEY
HOLLY N. ALDEN
CHRISTOPHER B. MORGAN
MARLA A. RYAN
ANNE-CHARLOTTE WINDAL
This proxy statement (including all annexes attached hereto, this “Proxy Statement”) and accompanying GOLD proxy card are being furnished to stockholders of Destination Maternity Corporation, a Delaware corporation (“Destination Maternity” or the “Company”), by Nathan G. Miller and Peter O’Malley (collectively, the “Investors,” “we,” “our” or “us”) and their nominees listed below in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”), in connection with the 2018 Annual Meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders of the Company that may be called in lieu thereof, the “2018 Annual Meeting”), which is currently scheduled to be held on May 23, 2018 at 9:15 a.m., Eastern Standard Time. The meeting will be held at the Company’s corporate headquarters located at 232 Strawbridge Drive, Moorestown, New Jersey 08057. The Company has set the close of business on April 11, 2018 as the record date for determining Stockholders entitled to notice of and to vote at the 2018 Annual Meeting (the “Record Date”).
THIS SOLICITATION IS BEING MADE BY THE INVESTORS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”).
This Proxy Statement and the accompanying GOLD proxy card are first being sent or given on or about , 2018 to all holders of shares of Common Stock as of the Record Date.
We are soliciting your vote because we believe that the election of Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal (collectively, the “Nominees”) will bring the fresh perspectives, qualifications and experiences necessary for the Board to establish a strategic plan that creates long-term value for the Stockholders.
The participants in this proxy solicitation (the “Participants”) are Nathan G. Miller, Peter O’Malley, Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal.
THE NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL STOCKHOLDERS. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF DESTINATION MATERNITY CAN BEST BE EXPRESSED THROUGH THE ELECTION OF THE NOMINEES. ACCORDINGLY, WE URGE YOU TO VOTE YOUR GOLD PROXY CARD “FOR” HOLLY N. ALDEN, CHRISTOPHER B. MORGAN, MARLA A. RYAN AND ANNE-CHARLOTTE WINDAL.

Except as set forth in this Proxy Statement, including (i) the proposal to ratify the appointment of KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm for fiscal year ending February 2, 2019 and (ii) the proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the 2018 Annual Meeting, we do not know of any other matters to be presented for approval by the Stockholders at the 2018 Annual Meeting. If, however, the Investors learn of any other proposals made at a reasonable time before the 2018 Annual Meeting, the Investors will either supplement this Proxy Statement and provide Stockholders with an opportunity to vote by proxy directly on such matters, or will not exercise discretionary authority with respect thereto. If other matters are properly presented thereafter, the persons named as proxies in the enclosed GOLD proxy card will vote the shares of Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.
We believe that the Company must undergo substantial changes, beginning at the Board level, in order to reverse the Company’s significant underperformance relative to the market and to unlock the Company’s full potential. To that end, we have nominated four highly qualified nominees with relevant industry and financial experience whom we believe would improve the Board’s decision-making process and hold Management accountable for the Company’s results. The Nominees are fully committed to exploring and pursuing paths to enhance stockholder value and representing the interests of all Stockholders. The Nominees have a well-balanced mix of skills and substantial retail operating experience, which are indispensable for a successful turnaround of the Company. If elected, the Nominees will bring fresh perspectives, talented leadership and responsible oversight in implementing much-needed discipline at Destination Maternity.
We urge the Stockholders to support us in this effort by voting “FOR” the Nominees.
We recommend that you vote your shares on the GOLD proxy card as follows:
1.
“FOR” the election of Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal to serve as directors on the Board until the 2019 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof, the “2019 Annual Meeting”) or until their respective successors are duly elected and qualified (the “Nomination Proposal”);

2.
“FOR” the repeal of each provision of, or amendment to, the Bylaws of the Company, effective December 22, 2016 (the “Bylaws”) adopted by the Board without the approval of the Stockholders subsequent to December 22, 2016 and up to and including the conclusion of the 2018 Annual Meeting (the “Stockholder Proposal”);

3.	“FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending February 2, 2019;
4.	“AGAINST” the approval, on a non-binding advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2018 Annual Meeting.
We urge Stockholders to review the GOLD proxy card carefully, as the order in which the proposals are listed on the GOLD proxy card differs from the order in which the proposals are listed on the Company’s proxy card.
The principal executive offices of the Company are located at 232 Strawbridge Drive, Moorestown, New Jersey 08057.
The Company has disclosed that as of the Record Date, there were 14,677,265 shares of Common Stock outstanding and entitled to vote at the 2018 Annual Meeting. Each share of Common Stock entitles the holder thereof to one vote on the election of each of the nominees for director and on any other matter that may properly come before the 2018 Annual Meeting.
We intend to vote all of the shares of Common Stock that we beneficially own and are capable of voting at the 2018 Annual Meeting: (i) “FOR” the election of the Nominees; (ii) “FOR” the repeal of each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the stockholders of the Company subsequent to December 22, 2016 and up to and including the conclusion of the 2018 Annual Meeting; (iii) “FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending February 2, 2019; and (iv) “AGAINST” the approval, on a non-binding advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2018 Annual Meeting.
This proxy solicitation is being made by the Investors and the Nominees and not on behalf of the Board or the Company’s management (“Management”).

Important Notice Regarding the Availability of Proxy Materials for the 2018 Annual Meeting
The proxy materials are available at no charge at: https://www.morrowsodali.com/ngm .

WHETHER OR NOT YOU INTEND TO ATTEND THE 2018 ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY AUTHORIZING A PROXY TO VOTE “FOR” THE ELECTION OF THE NOMINEES AND THE STOCKHOLDER PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD PROXY CARD TODAY.
YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.
If you have any questions or require any assistance in executing your proxy, please contact:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902

Banks and Brokers Call Collect: (203) 658-9400
All Others Call Toll Free: (800) 662-5200
      Email: NGM@morrowsodali.com

IMPORTANT VOTING INFORMATION
If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card).
If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed GOLD proxy card.
PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2018 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2018 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR GOLD PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.
ONLY STOCKHOLDERS OF RECORD ON THE RECORD DATE ARE ENTITLED TO VOTE AT THE 2018 ANNUAL MEETING.
HOLDERS OF SHARES OF COMMON STOCK AS OF THE RECORD DATE ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.
IF YOU HOLD YOUR SHARES OF COMMON STOCK IN “STREET NAME” WITH A BANK, BROKERAGE FIRM, DEALER, TRUST COMPANY OR OTHER INSTITUTION OR NOMINEE ON THE RECORD DATE, THEN ONLY THAT INSTITUTION CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.
Morrow Sodali LLC (“Morrow Sodali”) is assisting us with our effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902

Banks and Brokers Call Collect: (203) 658-9400
All Others Call Toll Free: (800) 662-5200
Email: NGM@morrowsodali.com
It is important that your shares of Common Stock be represented and voted at the 2018 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2018 Annual Meeting in person, please complete, date and sign the GOLD proxy card that has been provided to you by us (and not any proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote “FOR” the election of the Nominees and “FOR” the repeal of each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the Stockholders subsequent to December 22, 2016 and up to and including the conclusion of the 2018 Annual Meeting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if the Investors’ underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by the Investors that the future plans, estimates or expectations contemplated will ever be achieved.
Certain statements and information included herein have been sourced from third parties. The Investors do not make any representations regarding the accuracy, completeness or timeliness of such third party statements or information. Except as may be expressly set forth herein, permission to cite such statements or information has neither been sought nor obtained from such third parties. Any such statements or information should not be viewed as an indication of support from such third parties for the views expressed herein.

BACKGROUND TO THIS SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•
Beginning on October 19, 2017, Nathan G. Miller, the principal of NGM Asset Management, LLC (“NGM”), met from time to time with members of the Board and Management, including Barry Erdos, Chairman of the Board, and Guggenheim Securities, LLC (“Guggenheim”), financial advisor to the Company, to discuss the Company’s financial performance and results of operations.

•
On December 27, 2017, Mr. Miller filed a Schedule 13D (the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), disclosing a 7.8% interest in the Company. In the Schedule 13D, Mr. Miller disclosed, among other things, that he intended to engage in constructive discussions with the Board and Management as part of the Company’s publicly disclosed efforts to engage with stockholders. These discussions would include, but not be limited to, identifying qualified Board and Management candidates, increasing the size of the Board, optimizing the capital structure and improving corporate governance, compensation practices, investor relations and communication and operating performance. Mr. Miller also disclosed his intent to consider any and all potential corporate transactions.

•
On January 4, 2018, Mr. Miller sent a letter to the Board (the “January 4 Letter”) setting forth the potential terms of a merger transaction whereby the Company would become a private entity (the “Proposed Transaction”). Pursuant to the terms of the Proposed Transaction, Stockholders would be entitled to exchange their Common Stock for $2.75 in cash or, in certain circumstances, equity in the new entity formed by the Proposed Transaction. In the January 4 Letter, Mr. Miller requested that the Company grant limited waivers to allow him to speak to other stockholders to gauge their interest in such an equity rollover. The Company later denied such request.

•
On January 12, 2018, Mr. Miller and NGM entered into a confidentiality agreement with the Company (the “Confidentiality Agreement”) to facilitate discussions regarding a potential transaction with the Company. The Confidentiality Agreement included a limited standstill (which has subsequently expired) prohibiting Mr. Miller from soliciting proxies or making a public announcement or proposal regarding a potential transaction with the Company.

•
Between January 12, 2018 and March 9, 2018, Mr. Miller reviewed certain nonpublic materials provided by the Company (the “Company Materials”) and engaged in discussions with members of the Board and Management; Pepper Hamilton LLP (“Pepper Hamilton”), legal counsel to the Company; Guggenheim; and various potential financing sources. As a result of Mr. Miller’s review and discussions, Mr. Miller determined to no longer pursue the Proposed Transaction due to the Company’s poor financial performance and liquidity issues. Accordingly, Mr. Miller developed cost-cutting and revenue enhancement recommendations to address such issues and discussed them with the Board and Management. Thereafter, Mr. Miller engaged in discussions with Mr. Erdos regarding capital-raising methods for the Company.

•
On March 14, 2018, Mr. Miller sent a letter to the Board proposing that the Company sell convertible preferred stock to private third-party investors in order to raise capital (the “PIPE Proposal”). The terms of the PIPE Proposal reflected an investment of $10 million in cash and the surrender of 1.56 million shares of Common Stock owned by such investors in exchange for securities consisting of dividend-bearing preferred stock convertible into Common Stock at $1.50 per share and warrants to purchase 5.5392 million shares of Common Stock at not more than $2.46 per share, which reflected fully diluted ownership of 49.9% to the investors.  Such terms of the PIPE Proposal reflected an approximate 20% discount to the Common Stock price at the time oral negotiations began. The Investors offered this price because there would be a lack of liquidity or active trading market for the proposed preferred stock and the Investors believed there was significant risk in effecting a turnaround as a minority stockholder. In addition, the proposed price and valuation terms were based on the Investors’ evaluation of certain nonpublic information provided by the Company under the Confidentiality Agreement.  In connection with the PIPE Proposal, Mr. Miller proposed that four new directors, including two third-party investors and two mutually-agreed upon individuals, be elected to the Board. Mr. Miller also proposed that the Company appoint a new CEO and suggested Marla A. Ryan for the position. Mr. Miller also recommended that the Company engage a cost consultant.

•
Between March 14, 2018 and March 21, 2018, Mr. Miller attempted to engage in additional discussions with the Company regarding the PIPE Proposal, but did not receive a definitive response or counterproposal. As a result of the failure of the Company to engage in further negotiations, Mr. Miller determined to no longer pursue the PIPE Proposal.

•
On March 21, 2018, Mr. Miller sent a letter to the Secretary of the Company requesting the Company’s questionnaire and the written representation and agreement, each as required by Article I, Section 7(a)(iii) of the Bylaws (together, the “Director Nomination Materials”).

•	On March 22, 2018, the Company sent Mr. Miller the Director Nomination Materials.

•
Also on March 22, 2018, representatives of Cadwalader, Wickersham & Taft LLP (“Cadwalader”), legal counsel to Mr. Miller, called a representative of Pepper Hamilton, with a proposal to add two new directors to the Board, pursuant to which two incumbent directors would either resign or not stand for election at the 2018 Annual Meeting.

•
On March 23, 2018, a representative of Pepper Hamilton communicated to a representative of Cadwalader that the Company was willing to consider an expansion of the Board in order to add one or two independent directors chosen by Mr. Miller; however, the Company’s proposal to permit the Investors to appoint a second director was conditioned upon the Investors’ ability to control at least 15% of the outstanding Common Stock. As publicly disclosed in the Schedule 13D, the Investors do not possess control over this amount of shares, and as such, the Company’s proposal to add two new independent directors was not viewed by the Investors as an offer capable of acceptance.

•
On March 24, 2018, Mr. Miller submitted to the Secretary of the Company a formal notice of intent (the “Notice”) to present a stockholder proposal and nominate candidates for election to the Board, in each case, at the 2018 Annual Meeting. Mr. Miller submitted a stockholder proposal for consideration at the 2018 Annual Meeting proposing the repeal of each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the Stockholders subsequent to December 22, 2016, which is the date of the last publicly available Bylaws. The Notice stated that, at the 2018 Annual Meeting, Mr. Miller intended to nominate for election as directors of the Company, (i) Christopher B. Morgan, (ii) Marla A. Ryan and (iii) Anne-Charlotte Windal. For more information about the Nominees and the Stockholder Proposal, see the sections of this Proxy Statement entitled “Proposal No. 1—Election Of Nominees” and “Proposal No. 2—Repealing Of Certain Provisions Of Or Amendments To The Bylaws Adopted Since December 22, 2016.”

•	On March 25, 2018, Ms. Ryan received a call from a representative of Guggenheim. Ms. Ryan has advised the Investors that on such call, the Guggenheim representative spoke positively of her candidacy.

•
On March 26, 2018, the Investors filed Amendment No. 1 to the Schedule 13D with the SEC disclosing a collective 8.8% interest in the Company. In the Schedule 13D, the Investors disclosed Mr. Miller’s submission of the Notice to the Company and the Investors’ intent to conduct a proxy solicitation to elect the Nominees to the Board and approve the Stockholder Proposal at the 2018 Annual Meeting.

•
On March 27, 2018, the Investors filed Amendment No. 2 to the Schedule 13D with the SEC disclosing that if the Nominees are elected to the Board at the 2018 Annual Meeting, each of the Investors and the Nominees would support expanding the Board and adding representation for Orchestra-Prémaman S.A. (“Orchestra”) to the Board, if Orchestra desires such representation, so that the Board will include additional stockholder representation.

•
On March 28, 2018, the Company sent a letter to Mr. Miller acknowledging receipt of the Notice and stating that the Company had no objections to the Notice other than asserting that certain sections of each Nominee’s questionnaire required handwritten initials instead of typed initials, although no such requirement was included in the questionnaire or the Bylaws.

•	On March 30, 2018, Mr. Miller delivered to the Company a letter attaching updated questionnaires in response to the Company’s request.

•
Also on March 30, 2018, Mr. Miller sent a letter to the Company informing the Company that he would be willing to agree to the use of a proxy card that allowed stockholders to vote for each of the Investors’ and the Company’s nominees if the Company was willing to do the same. In the letter, Mr. Miller stated his belief that the Board should act in good faith to provide stockholders with a meaningful choice at the 2018 Annual Meeting by committing to use a universal proxy card that would include all of the nominees proposed, regardless of who has proposed such nominees, because it was a hallmark of good corporate governance. The Investors filed the letter with the SEC as an exhibit to Amendment No. 3 to the Schedule 13D.

•
On April 3, 2018, the Company filed a Form 8-K stating that two directors selected by Orchestra, Pierre-André Mestre and Jean-Claude Jacomin (the “Orchestra Directors”) were appointed to the Board pursuant to an agreement with Orchestra (the “Support Agreement”) which also provided for a vote lock-up. As a result, the size of the Board was increased from four directors to six directors .

•
On April 4, 2018, Kristen D. Han, the Company’s Vice President and General Counsel, sent a letter to Mr. Miller notifying him that the Board had unanimously rejected the use of a universal proxy card. The letter stated that a universal proxy card “would not be in the best interests of the Company’s stockholders” because, among other reasons, it would create “significant risk of confusion that could result in disenfranchisement of certain stockholders.”

•
On April 5, 2018, a representative of Pepper Hamilton communicated to representatives of Cadwalader that the Company was willing to consider an immediate expansion of the Board to add one of Mr. Miller’s nominees to the Board, and would consider adding another of Mr. Miller’s nominees to the Board if and when a vacancy occurs on the Board.

•	On April 6, 2018, Mr. Erdos sent an email to Mr. Miller requesting a response to the Company’s settlement offer.

•
On April 9, 2018, a representative of Cadwalader sent an email to the Company and a representative of Pepper Hamilton stating that the settlement offer made on April 5, 2018 was not acceptable and on behalf of Mr. Miller sent a letter requesting certain stockholder list materials (the “Demand Letter”) pursuant to Section 220 of the Delaware General Corporation Law (“DGCL”).

•
On April 10, 2018, Mr. Miller sent a letter to the Board (the “April 10 Letter”) highlighting the Company’s manifest financial and operational failures and the Board’s entrenchment tactics. In the letter, Mr. Miller expressed his concern at the lack of disclosure regarding the Company’s announced “turnaround plan,” the termination of Mr. Weinstein and the CEO search process. In particular, Mr. Miller noted that, in the three years since the Company first announced its turnaround plan, the Company’s stock price fell by 83%, the Company’s revenue declined by $116 million and the Company’s net income of $10.7 million deteriorated into a net loss of $8.4 million.

•
Also on April 10, 2018, a representative of Pepper Hamilton called a representative of Cadwalader to propose a settlement offer, which offer consisted of the addition of two of Mr. Miller’s nominees to the Board, with two incumbent directors not standing for re-election at the 2018 Annual Meeting.

•
On April 11, 2018, representatives of Cadwalader called a representative of Pepper Hamilton to propose a settlement offer, which offer called for a six-member Board comprised of four of the Investors’ nominees, Mr. Mestre and one other incumbent director.  The representatives of Cadwalader also proposed an alternate settlement offer on such call, which offer called for the resignation of both Orchestra Directors and a six-member Board, comprised of four of the Investors’ nominees and two incumbent directors.

•
On April 12, 2018, in light of the changes announced in the Company’s Form 8-K filed on April 3, 2018, Mr. Miller submitted to the Secretary of the Company a formal notice of intent (the “Supplemental Notice”) to nominate two additional candidates for election to the Board at the 2018 Annual Meeting, Holly N. Alden and Nathan G. Miller. The Supplemental Notice stated that, at the 2018 Annual Meeting, the Investors intended to nominate for election as directors of the Company, (i) Holly N. Alden, (ii) Nathan G. Miller, (iii) Christopher B. Morgan, (iv) Marla A. Ryan and (v) Anne-Charlotte Windal. For more information about the Nominees, see the section of this Proxy Statement entitled “Proposal No. 1—Election Of Nominees.”

•
Also on April 12, 2018, the Company filed a Form 8-K stating that on April 11, 2018, Mr. Jacomin, who had been appointed to the Board only nine days earlier, had resigned, effective immediately. The Company also disclosed that on April 12, 2018, the Board decreased the size of the Board from six directors to five directors. The Company noted that pursuant to the Support Agreement and subject to the conditions set forth therein, Orchestra has the right to name a substitute individual to replace Mr. Jacomin on the Board. The Company did not announce who Orchestra intends to name or when Orchestra will exercise such right.

•
Later on April 12, 2018, a representative of Pepper Hamilton called representatives of Cadwalader to communicate that the Company was willing to consider adding three of Mr. Miller’s nominees to the Board. Representatives of Cadwalader later called a representative of Pepper Hamilton to propose a counter offer, which offer called for a seven-member Board comprised of four of the Investors’ nominees, two incumbent directors and an additional individual the Board had previously vetted and invited to serve on the Board.

•
Also on April 12, 2018, Ronald J. Masciantonio, the Company’s Executive Vice President and Chief Administrative Officer, sent a letter to Mr. Miller (the “April 12 Letter”) asserting that Mr. Miller’s April 10 Letter should have included certain disclosures regarding the Confidentiality Agreement, the Proposed Transaction, the PIPE Proposal and the position of the Nominees on the Proposed Transaction and the PIPE Proposal, all of which Mr. Miller was prohibited from disclosing to third parties under the Confidentiality Agreement. In the April 12 Letter, the Company provided written consent under the Confidentiality Agreement for Mr. Miller to include such disclosures in his SEC filings, which consent expressly excluded the Company Materials.

•	On April 13, 2018, a representative of Pepper Hamilton communicated to a representative of Cadwalader that the counter offer made on April 12, 2018 was not acceptable.

•
Also on April 13, 2018, the Company filed a Form 8-K with the SEC announcing that the composition of the Board would change for the third time in a two-week period because Michael J. Blitzer would not be standing for reelection to the Board at the 2018 Annual Meeting. The Company also stated that, instead of immediately reducing the size of the Board accordingly, as was done following Mr. Jacomin’s resignation, the Board had resolved that the size of the Board would decrease from five directors to four directors effective upon the commencement of the 2018 Annual Meeting.

•
Additionally, on April 13, 2018, the Company filed a preliminary proxy statement with the SEC announcing a slate of four nominees for election at the 2018 Annual Meeting and stating that the Board did not endorse any of the Nominees. The Company also stated that Orchestra intends to exercise its right to name a substitute person to replace Mr. Jacomin on the Board, but did not indicate whether Orchestra intended to exercise this right before or after the 2018 Annual Meeting.

•
Later on April 13, 2018, Mr. Erdos sent a letter to Ms. Ryan and Ms. Windal requesting Ms. Ryan and Ms. Windal’s consent for the Company to include each of them on the Company’s slate of nominees for election at the 2018 Annual Meeting and solicit votes in favor of their election. Ms. Ryan and Ms. Windal did not provide such consent. The full text of the letter follows:

Dear Ms. Ryan and Ms. Windal:
You have consented to be nominated by Nathan Miller for election to our Board at our 2018 Annual Meeting of Stockholders. You may be aware that we had proposed to Mr. Miller, in order to avoid the time and expense of an election contest, that we would add up to three of his nominees to our Board, but Mr. Miller declined to accept our proposal.
Given the Board’s desire to add new qualified independent directors, we are asking each of you if you would allow us to consider adding you to the Company’s slate of nominees for election at the Annual Meeting, and soliciting our stockholders to vote in favor of your election to the Board.
If you are willing to be considered by us, we would promptly arrange interviews (which may be telephonic) with one or more of the current Board members, and we would promptly conduct brief background checks. As to the latter requirement, we assume that Mr. Miller had such checks conducted, and we would ask that you authorize him to release the related reports to us to expedite the process.
Please get back to us at your earliest convenience.
Thank you for considering this opportunity.
Regards,
Barry Erdos
Chairman of the Board of Directors

•
On April 16, 2018, Mr. Miller sent a letter to the Board. In the letter, Mr. Miller noted that the recent Board size and composition changes, enacted long after the director nomination deadline for the 2018 Annual Meeting, caused significant uncertainty in even the most basic details regarding the election of directors at the 2018 Annual Meeting and appeared to be “an attempt to gain an improper advantage” in such election. In the letter, Mr. Miller requested that the Board refrain from engaging in any further manipulation of the Board’s composition for the benefit of all Stockholders, and that the Board make an unequivocal statement as to the maximum number of Board seats up for election at the 2018 Annual Meeting, the maximum number of individuals Mr. Miller may nominate and whether the Board would allow Orchestra to circumvent stockholder democracy by nominating Mr. Jacomin’s replacement after the 2018 Annual Meeting.

•
Also on April 16, 2018, a representative of the Company sent a letter to Mr. Miller responding to the Demand Letter (the “Response Letter”). In the Response Letter, the Company stated it would provide Mr. Miller with certain information requested in the Demand Letter.

•
On April 17, 2018, Mr. Erdos sent a letter to Mr. Miller stating that, as of the date thereof, there were five members on the Board, four of whom were nominated by the Board for election at the 2018 Annual Meeting, and four seats up for election at the 2018 Annual Meeting. The letter also stated that Orchestra’s right to nominate Mr. Jacomin’s replacement is not required to be exercised by a specific date, and reiterated Mr. Erdos’ offer to include Ms. Ryan and Ms. Windal on the Company’s slate. The letter did not address how many seats would be up for election if Orchestra exercises its right to a replacement before the 2018 Annual Meeting.

•
On April 20, 2018, in light of the changes announced in the Company’s Form 8-K filed on April 13, 2018, Mr. Miller submitted to the Secretary of the Company an update and supplement to the Notice and the Supplemental Notice (the “Update and Supplement”). The Update and Supplement notified the Company that Mr. Miller had elected to reduce the size of the slate from five nominees to four nominees and withdraw his nomination of himself as a Nominee. In the Update and Supplement, Mr. Miller reserved the right to further nominate, substitute or add additional persons, including himself, in the event that the Company once again increased the number of directorships.

Nathan G. Miller was born on November 2, 1978. Mr. Miller has served as the Managing Partner, Chief Investment Officer and Portfolio Manager of NGM, a family office he founded, since 2012. In addition, Mr. Miller served as a senior analyst at Impala Asset Management, LLC in 2015. Prior to founding NGM, Mr. Miller served as a portfolio manager at Surveyor Capital at Citadel LLC from 2011 to 2012. In this role, Mr. Miller led an analyst team focusing on the industrials sector. From 2009 to 2011, Mr. Miller was a Portfolio Manager and the Co-Head of the Equity Long/Short Desk at Royal Bank of Canada Capital Markets, during which time he oversaw risk management and the structure of investment teams across all sectors. Prior to that, Mr. Miller held various analyst roles at SAC Capital Advisors LP and Goldman, Sachs & Co., focusing on various sectors, including the industrials and retail industries. Mr. Miller received a B.A. in Economics and a B.S. in Biomedical Engineering, Electrical & Computer Engineering from the Johns Hopkins University. Mr. Miller’s principal business address is 27 Pine Street, Suite 700, New Canaan, Connecticut 06840.

We believe that the attributes, skills and qualifications that Mr. Miller has obtained through his extensive experience in analyzing the financial performance of companies as well as his alignment with stockholders through his significant monetary interest in the Company’s success will provide the Board and the Company with valuable financial knowledge and insight into value-maximizing strategies.

•	On April 20, 2018, the Investors filed a preliminary proxy statement with the SEC.

•	On April 23, 2018, the Company filed a revised preliminary proxy statement and a definitive proxy statement with the SEC.

•
On April 24, 2018, Mr. Miller sent a letter to the Board (the “April 24 Letter”) renewing his request, made two weeks prior, for certain stockholder lists, including a Non-Objecting Beneficial Ownership or "NOBO" list, as described in the Demand Letter. In the letter, Mr. Miller stated that the Investors viewed the Company’s continued failure to deliver such stockholder lists as yet another attempt by the Company to avoid accountability to stockholders, gain an improper tactical advantage in the election and further entrench the incumbent directors. The Investors filed the letter with the SEC as an exhibit to Amendment No. 7 to the Schedule 13D.

•	On April 25, 2018, the Company sent a letter to Mr. Miller, stating that it would provide the stockholder lists requested in the April 24 Letter to Mr. Miller.

•
On April 26, 2018, Mr. Miller sent a letter to the Board asserting that the Investors had been informed by certain Stockholders who were not on any  stockholder list provided to the Investors that they were receiving calls from the Company soliciting their vote. Mr. Miller expressed the view that such names must be on either a NOBO or other list that that Company’s proxy solicitor is using, and again requested the NOBO list.

•	On April 27, 2018, the Investors filed a revised preliminary proxy statement with the SEC.

1 Ronald J. Masciantonio, Destination Maternity Corp. FQ4 2017 Earnings Call (Apr. 19, 2018).

REASONS FOR THIS SOLICITATION
We are deeply concerned with the Company’s prolonged history of underperformance relative to the market. Over the past four years, the Company’s stock price has fallen over 92%.2 We believe this negative price change is the result of poor leadership, poor corporate governance practices and an overall lack of strategic direction. The Board, in our view, has not taken sufficient action to improve performance or hold Management accountable.
While the Company has claimed to be executing a “turnaround plan” for over three and a half years,3 we find it hard to see evidence of such. For instance, during that time:

•	the Company’s stock price declined 84%;[4]
•	the Company’s book value per share declined by 67%;[5]
•	the Company entered into and then terminated a merger with Orchestra;
•	the Company changed CEOs three times;
•	the Company’s revenue declined by $111 million; and
•	the Company’s recorded net income of $10.7 million in fiscal year 2014 deteriorated into a net loss of $10.2 million in fiscal year 2017.[6]
During this three and a half year period, the Board failed to provide Stockholders with an identified list of cost or revenue items targeted for elimination under the Company’s turnaround plan, a timeline with clear dates for executing such plan, or the specific operating or financial metrics it has been using to measure the Company’s turnaround. After two years, the Board still claimed to be identifying opportunities to improve the Company’s profitability,7 and later admitted to a “slower pace of progress” that led to a decline in sales and greater underperformance relative to the market,8 indicating a clear lack of direction and discipline in executing a turnaround plan. The Board’s failure to provide any details regarding the turnaround plan leads us to believe that the Board does not have an actual plan to turn the Company around.
For over eight months, the Company has not had a full-time CEO. During this time, the Board has failed to provide Stockholders with any information or insight into the CEO search process, and this absence of permanent leadership was further exacerbated by the sudden resignation of interim CEO Allen Weinstein during the Company’s search process. At the same time, the Board granted Management equity awards in October 2017 and March 2018 which together equal almost 5% of the Company’s fully diluted share count, despite the Company’s drastic underperformance relative to the market.9 In our view, these problems reflect a troubling lack of accountability and leadership at the Board level.
We strongly believe in the future potential of Destination Maternity, but we believe that the Company must undergo substantial changes, beginning at the Board level, in order to reverse the Company’s significant underperformance relative to the market and to unlock the Company’s full potential. We believe that the Board must be significantly reconfigured with individuals who possess the skills, expertise and commitment to take the necessary steps to return value to all Stockholders.
To that end, we have nominated four highly qualified nominees with relevant industry and financial experience whom we believe would inform and improve the Board’s decision-making process. The Nominees are fully committed to exploring and pursuing paths to enhance stockholder value and representing the interests of all Stockholders. The Nominees have a well-balanced mix of skills and substantial retail operating experience, which are indispensable for a successful turnaround of the Company. If elected, the Nominees will be intensely focused on the Company’s CEO search, reinvigorating the Destination Maternity brand and realigning Management incentives for the benefit of the Company’s employees, customers and Stockholders.

2 Based on the closing share price of Common Stock as of January 2, 2014 ($29.93) and March 23, 2018 ($2.38).
3 Destination Maternity Corp., Definitive Additional Materials (Schedule 14A) (Oct. 5, 2017). See also Destination Maternity Corp., Annual Report (Form 10-K), (Apr. 19, 2018) at 34.
4 Based on the closing share price of Common Stock as of December 31, 2014 ($15.44) and March 23, 2018 ($2.38).
5 Based on the book value of $125.5 million and 13.5 million shares outstanding as of September 30, 2014 and book value of $40.7 million and 13.8 million shares outstanding as of February 3, 2018 (the end of fiscal year 2017). Destination Maternity Corp., Annual Report (Form 10-K) (Apr. 19, 2018); Destination Maternity Corp., Annual Report (Form 10-K) (Apr. 14, 2016).
6 Based on the Company’s revenue and net income (using the Company’s adjusted net income) for the year ended December 31, 2014 and for the year ended February 3, 2018 (fiscal year 2017). Destination Maternity Corp., Annual Report (Form 10-K) (Apr. 14, 2016); Destination Maternity Corp., Annual Report (Form 10-K) (Apr. 19, 2018); see generally Investor Relations: Earnings Releases, Destination Maternity Corp., http://investor.destinationmaternity.com/phoenix.zhtml?c=72323&p=irol-newsearnings&nyo=0.
7 Destination Maternity Corp., Definitive Additional Materials (Schedule 14A) (Oct. 5, 2017).
8 Destination Maternity Corp., Annual Report (Form 10-K) (Apr. 19, 2018) at 34.
9 See Destination Maternity Corp., Current Report (Form 8-K) (Mar. 13, 2018); Destination Maternity Corp., Current Report (Form 8-K) (Oct. 19, 2017).

To that end, we have nominated four highly qualified nominees with relevant industry and financial experience whom we believe would inform and improve the Board’s decision-making process. The Nominees are fully committed to exploring and pursuing paths to enhance stockholder value and representing the interests of all Stockholders. The Nominees have a well-balanced mix of skills and substantial retail operating experience, which are indispensable for a successful turnaround of the Company. If elected, the Nominees will be intensely focused on the Company’s CEO search, reinvigorating the Destination Maternity brand and realigning Management incentives for the benefit of the Company’s employees, customers and Stockholders.

QUESTIONS AND ANSWERS RELATING TO THIS SOLICITATION
The following are some of the questions you may have as a Stockholder, as well as the answers to those questions. The following is not a substitute for the information contained in this Proxy Statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. We urge you to read this Proxy Statement carefully and in its entirety.
Who is making this solicitation?
The solicitation for election of the Nominees and the other proposals described in this Proxy Statement at the 2018 Annual Meeting is being made by the Investors and the Nominees. For more information regarding the Investors and the Nominees in this solicitation, please see Annex A attached to this Proxy Statement.
What are we asking you to vote for?
We are asking you to vote on the GOLD proxy card at the 2018 Annual Meeting as follows:
1.
“FOR” the election of Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal to serve as directors on the Board until the 2019 Annual Meeting or until their respective successors are duly elected and qualified;

2.
“FOR” the repeal of each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the Stockholders subsequent to December 22, 2016 and up to and including the conclusion of the 2018 Annual Meeting;

3.	“FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending February 2, 2019; and
4.	“AGAINST” the approval, on a non-binding advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2018 Annual Meeting.
Please see the sections entitled “Proposal No. 1—Election of the Nominees,” “Proposal No. 2—Repeal of Certain Provisions of or Amendments to the Bylaws Adopted Subsequent to December 22, 2016,” “Proposal No. 3—Ratification of the Appointment of KPMG as the Company’s Independent Registered Public Accounting Firm,” and “Proposal No. 4—Advisory Vote to Approve the Compensation of the Company’s Named Executive Officers” of this Proxy Statement for a more complete description of each of these proposals.
Why are we soliciting your vote?
We are seeking to elect the Nominees to the Board because we believe that the Company must undergo substantial changes, beginning at the Board level, in order to reverse the Company’s significant underperformance relative to the market and to unlock the Company’s full potential. To that end, we have nominated four highly qualified nominees with relevant industry and financial experience whom we believe would improve the Board’s decision-making process and hold Management accountable for the Company’s results. The Nominees are fully committed to exploring and pursuing paths to enhance stockholder value and representing the interests of all Stockholders. The Nominees have a well-balanced mix of skills and substantial retail operating experience, which are indispensable for a successful turnaround of the Company. If elected, the Nominees will bring fresh perspectives, talented leadership and responsible oversight in implementing much-needed discipline at Destination Maternity. We urge the Stockholders to support us in this effort by voting “FOR” the Nominees.
Who are the Nominees?
We are proposing that Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal be elected as directors of the Company to serve on the Board until the 2019 Annual Meeting or until their respective successors are duly elected and qualified.
Set forth below is (a) the name, age, any position and office with the Company held by each such Nominee, and the term thereof, business experience during the past five years (including principal occupation and employment during the past five years, the name and principal business of any corporation or other organization in which such occupation or employment was carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company), a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure (including such material information beyond the past five years and information on the Nominee’s particular area of expertise or other relevant qualifications), and (b) any directorships held by such person during the past five years in any company with a class of securities registered pursuant to Section 12 of the Securities

Exchange Act of 1934, as amended (the “Exchange Act”) or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.
Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Holly N. Alden (50)	69 White Pine Canyon Road, Park City, UT 84060
Holly N. Alden is the co-founder of Stance Inc., a sock manufacturing company founded in 2009.  Prior to founding Stance, Ms. Alden helped to found Skullcandy Inc., an audio accessory company, where she was employed from 2003 to 2010. Prior to that, Ms. Alden served as a partner at National Snowboard Inc., an events and marketing company. In 2016, Ms. Alden also co-founded two 501(c)(3) organizations, the Alden Charitable Trust and Encircle. Ms. Alden currently serves as the President of the Alden Charitable Trust and the Treasurer of Encircle. Additionally, Ms. Alden serves as a director of Sunstone Education Foundation Incorporated. Ms. Alden received a B.A. in Behavioral Sciences from the Metropolitan State University of Denver.

Ms. Alden has over 25 years of marketing, branding and financial experience. We believe that the attributes, skills and qualifications that Ms. Alden has obtained through her entrepreneurial experience will provide the Board and the Company with a crucial perspective on evaluating and pursuing future business opportunities.

Christopher B. Morgan (46)	152 West 57th Street, 50th Floor, New York, NY 10019
Christopher B. Morgan has been a senior analyst at Kingdon Capital Management, L.L.C. since 2014, researching consumer discretionary, retail and business services. Prior to joining Kingdon, Mr. Morgan was a senior analyst at Centerline Investments Partners from March 2013 to October 2014, a consultant at Suvretta Capital Partners LP from 2011 to 2012 and a Managing Director at Karsh Capital Management from 2006 to 2010, where Mr. Morgan was responsible for stock selection in the consumer discretionary and financial services sectors in a $3.5 billion global equity hedge fund. From 2004 to 2006, Mr. Morgan was a Partner at Copper Beech Capital Management responsible for equity investments in mid-cap consumer discretionary, leisure, business services and specialty financial services. Mr. Morgan served as an equity analyst at Hunter Global Investors from 2001 to 2004 and as an equity research analyst at Donaldson, Lufkin & Jenrette from 1995 to 2000, covering banks and financial services. Prior to that, Mr. Morgan was a credit analyst at Chemical Bank in the corporate banking/commercial lending division. Mr. Morgan received a B.A. in Psychology from Dartmouth College.

We believe that the attributes, skills and qualifications that Mr. Morgan has obtained through his experience in analyzing the financial performance of companies will provide the Board and the Company with valuable insight regarding analyzing and improving the financial performance of the Company.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Marla A. Ryan (51)	80 Chambers Street, Apt 13C, New York, NY 10007
Marla A. Ryan is the founder and Chief Executive Officer of Lola Advisors LLC, a business consultancy working in the apparel, beauty and wellness sector. Prior to founding Lola Advisors LLC, Ms. Ryan was employed by Lands’ End from 2009 through 2017, most recently serving as Senior Vice President of Retail. In this role, Ms. Ryan managed the Retail business unit, including Lands’ End shops at Sears, retail and outlet stores, and served as a member of the Executive Leadership Team. From 2009 to 2012, Ms. Ryan held various senior positions at Lands’ End, including Senior Vice President of Global Omni-Merchandising and Vice President of Retail. From 2002 to 2009, Ms. Ryan served in various senior positions at J.Crew, including Vice President of Crewcuts, J.Crew’s children’s apparel division. Prior to that, she served in various merchandising and management roles at Brooks Brothers, American Eagle, Abercrombie & Fitch and The Gap, Inc.

Ms. Ryan has over 25 years of comprehensive functional and executive experience across e-commerce and retail, branch launch and strategy, merchandising, digital marketing, inventory management, real estate and store operations. We believe that Ms. Ryan’s extensive experience in the specialty retail industry will provide valuable skills and insights to the Board.

Anne-Charlotte Windal (48)	201 East 83rd Street, Apt 18A, New York, NY 10028
Anne-Charlotte Windal is the founder of ACW Consulting, LLC, through which she provides strategic advisory services to consumer goods and retail companies, including Starbucks, Bath & Body Works and American Eagle. From 2013 to 2016, Ms. Windal was a Senior Analyst for Bernstein Research. In this role, she led a team that provided in-depth investment research and financial analysis on the U.S. specialty retail sector. Prior to joining Bernstein Research, Ms. Windal served as a Partner for NERVE Group, a strategy and creative consultancy to consumer and retail companies, including Johnson & Johnson, Bath & Body Works, Starbucks, PepsiCo and Avon. From 2008 to 2010, she served as Senior Vice President and General Manager of the strategy and design division at New York & Company, where she served as a member of the Executive Committee. Prior to that, Ms. Windal held various senior positions at L Brands, driving strategic growth projects for Victoria’s Secret, Bath & Body Works, Henri Bendel and Express. Ms. Windal received an M.S. in Management with a concentration in Finance from Ecole des Hautes Etudes Commerciales and an M.B.A. with a concentration in Marketing and Finance from Columbia Business School.

We believe that Ms. Windal’s broad expertise in growth strategy, strategic and merchandising planning, consumer insight, retail and product innovation will make her a valuable addition to the Board.

The Board currently consists of five directors; however, the Company has announced that the size of the Board will decrease from five directors to four directors effective upon the commencement of the 2018 Annual Meeting. This Proxy Statement is soliciting proxies to elect Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal as directors of the Company. Therefore, should a Stockholder so authorize us, we will cast votes for the Nominees.
The Nominees hope to be able to actively engage Management in a full discussion of the issues facing the Company and resolve those issues together. By utilizing their respective experiences and working constructively with Management, the Nominees believe they can effect positive change at the Company.

The Company’s corporate governance principles, which are available on the Company’s website at http://media.corporate-ir.net/media_files/IROL/72/72323/DM_Corporate_Governance_Principles_3_22_18.pdf, set forth criteria to assist the Board in making a determination as to whether a director is independent from the Company for purposes of determining independence. Based on the information furnished by the Nominees, we believe that each of the Nominees is independent and none of the Participants has any knowledge of any facts that would prevent the determination that each of the Nominees is independent.
This Proxy Statement is soliciting proxies to elect only the Nominees. Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the 2018 Annual Meeting for the names, backgrounds, qualifications and other information concerning the Company’s nominees.
Who can vote at the 2018 Annual Meeting?
According to the Bylaws, every holder of record of Common Stock is entitled to vote at meetings of the Stockholders. Only Stockholders of record, as shown on the Company’s books at the close of business on the Record Date, are entitled to vote at the 2018 Annual Meeting. Each Stockholder is entitled to one vote per share of Common Stock on all matters to be voted on at the 2018 Annual Meeting. Holders of shares of Common Stock are not entitled to cumulative voting rights. The Company has disclosed that there were 14,677,265 shares of Common Stock outstanding as of the Record Date.
Stockholders who sell their shares before the Record Date (or acquire them after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the 2018 Annual Meeting even if they sell their shares after the Record Date.
How do proxies work?
We are asking you to appoint Nathan G. Miller, Peter O’Malley and Thomas M. Ball as your proxy holder to vote your shares of Common Stock at the 2018 Annual Meeting. You make this appointment by voting the enclosed GOLD proxy card or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holder to vote your shares of Common Stock at the 2018 Annual Meeting, according to the directions you provide. You may vote for all or some or none of the Nominees. Whether or not you are able to attend the 2018 Annual Meeting, you are urged to complete the enclosed GOLD proxy card and return it in the enclosed self-addressed, prepaid envelope or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card). All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification.
IF YOU RETURN A VALID PROXY AND NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) “FOR” HOLLY N. ALDEN FOR DIRECTOR, (II) “FOR” CHRISTOPHER B. MORGAN FOR DIRECTOR; (III) “FOR” MARLA A. RYAN FOR DIRECTOR; (IV) “FOR” ANNE-CHARLOTTE WINDAL FOR DIRECTOR; (V) “FOR” THE REPEAL OF EACH PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT THE APPROVAL OF THE STOCKHOLDERS SUBSEQUENT TO DECEMBER 22, 2016 AND UP TO AND INCLUDING THE CONCLUSION OF THE 2018 ANNUAL MEETING; (VI) “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDED FEBRUARY 2, 2019; (VII) “AGAINST” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT FOR THE 2018 ANNUAL MEETING; AND (VIII) IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT THE INVESTORS DO NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE 2018 ANNUAL MEETING.
Except as set forth in this Proxy Statement, we do not know of any other matters to be presented for approval by the Stockholders at the 2018 Annual Meeting. Unless you indicate otherwise on the GOLD proxy card, you also authorize your proxy holders to vote your shares of Common Stock in their discretion on any matters not known by us at the time this Proxy Statement was printed and that, under the Bylaws, may be properly presented for action by the Stockholders at the 2018 Annual Meeting.
What is the quorum requirement for the 2018 Annual Meeting?
In order to carry on the business of the 2018 Annual Meeting, there must be a quorum. The presence at the 2018 Annual Meeting of holders of Common Stock entitled to cast at least a majority of the votes which all holders of Common Stock are entitled to cast as of the Record Date will constitute a quorum at the 2018 Annual Meeting. Shares of Common Stock represented by a properly voted proxy, including abstentions and broker “non-votes,” will be counted as present at the 2018 Annual Meeting for the purposes of determining the existence of a quorum.
What is the effect of an abstain vote?
If a Stockholder abstains from voting as to any matter, then the shares of Common Stock held by such Stockholder shall be deemed present at the meeting for purposes of determining a quorum and, with respect to any proposal other than the election of directors, shall have the same effect as a vote against the proposal. As a result, an abstention will have the same effect as a vote against the Stockholder Proposal, the ratification of the Company’s independent registered accounting firm and the proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2018 Annual Meeting. An abstention will have no effect on the Nomination Proposal.
What is a broker non-vote?
A “broker non-vote” occurs when a broker or other nominee who holds shares of Common Stock for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner. Ordinarily, if you are a beneficial owner of shares of Common Stock and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on “routine” proposals (which typically include ratification of auditors) but may not vote on “non-routine” proposals. However, under the current circumstances of a contested election, there are no “routine” proposals and, accordingly, if you are a beneficial owner holding shares of Common Stock through a broker and we have provided our solicitation materials to you with respect to such shares, your broker is not permitted to vote your shares of Common Stock on any proposal without receiving instructions from you.
Broker non-votes, if any, will be deemed present at the 2018 Annual Meeting for purposes of determining whether a quorum exists for the 2018 Annual Meeting, but will not be counted in determining the number of shares of Common Stock necessary for approval of any proposal.
What vote is required to elect the Nominees?
Under the Bylaws, in contested elections such as this one, the directors shall be elected by the vote of a plurality of the shares of Common Stock cast at the 2018 Annual Meeting (meaning, assuming that the Board is decreased to four directors at the commencement of the 2018 Annual Meeting, those four director nominees receiving the greatest number of votes cast “FOR” shall be elected). Stockholders do not have the right to cumulate their votes in the election of directors. Votes withheld and broker non-votes are not votes cast and will result in the applicable nominees receiving fewer “FOR” votes for purposes of determining the four nominees receiving the most votes. A properly executed proxy marked “WITHHOLD” with respect to the election of any or all director nominees will be counted for purposes of determining whether there is a quorum, but a proxy marked “WITHHOLD” with respect to any specific director nominee will not be considered to have been voted for or against such director nominee. Therefore, a proxy marked “WITHHOLD” with respect to a specific director nominee will result in such director nominee receiving fewer “FOR” votes.
What vote is required to adopt the Stockholder Proposal?
Approval of the Stockholder Proposal requires the affirmative vote of the majority of shares outstanding as of the Record Date. You may vote for or against or you may abstain on the Stockholder Proposal. Your broker is not permitted to vote your shares of Common Stock on the Stockholder Proposal without receiving instructions from you. Abstentions and broker non-votes will have the same effect as a vote against this proposal.
How many shares of Common Stock must be voted in favor of the other proposals described in this Proxy Statement?
Ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending February 2, 2019 will require the affirmative vote of a majority of the shares of Common Stock present at the 2018 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the 2018 Annual Meeting. Abstentions will have the same effect as a vote against this proposal. You may vote for or against or you may abstain on this proposal. Ordinarily, your broker does not need your voting instruction in order to vote your shares of Common Stock in connection with so-called “routine” matters, which typically include ratification of auditors. However, under the current circumstances of a contested election, if you are a beneficial owner holding shares of Common Stock through a broker and we have provided our solicitation materials to you with respect to such shares, your broker is not permitted to vote your shares of Common Stock on this proposal without receiving instructions from you. Broker non-votes will not be counted for purposes of determining the number of votes cast or the number of shares present and entitled to vote with respect to this proposal, and will not be counted for any purpose in determining whether this proposal has been approved.
The proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the 2018 Annual Meeting, is not binding on the Company and would be considered to have been approved if it receives the affirmative vote of a majority of the shares of Common Stock present at the 2018 Annual Meeting, in person or by proxy, and entitled to vote on the proposal at the 2018 Annual Meeting. Abstentions will have the same effect as a vote against this proposal. You may vote for or against or you may abstain on this proposal. Your broker is not permitted to vote your shares of Common Stock on this proposal without receiving instructions from you. Broker non-votes will not be counted for purposes of determining the number of votes cast or the number of shares present and entitled to vote with respect to this proposal, and will not be counted for any purpose in determining whether this proposal has been approved. The opportunity to vote on this proposal is required pursuant to Section 14A of the Exchange Act. However, as an advisory vote, the vote on this proposal, if passed, would not be binding upon the Company and would serve only as a recommendation to the Board.
If other matters are properly brought before the 2018 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of the Nasdaq Global Select Market and the Restated Certificate of Incorporation of the Company (the “Charter”) and Bylaws, as applicable.
What should I do in order to vote for the Nominees and the Stockholder Proposal?
If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card).
If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed GOLD proxy card.
YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2018 Annual Meeting, we encourage you to read this Proxy Statement and date, sign and return your completed GOLD proxy card prior to the 2018 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2018 Annual Meeting in person, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above so that your vote will be counted if you later decide not to attend the 2018 Annual Meeting.
Can I use the GOLD proxy card to vote for any of the Company’s nominees?
No. The GOLD proxy card may only be used to vote for the Nominees.
How do I revoke a proxy?
Any Stockholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card or form sent to you by the Company. If you are a registered holder of shares of Common Stock, you may revoke a previously submitted proxy by:
•	signing, dating and returning the enclosed GOLD proxy card or any other later-dated proxy in the postage-paid envelope provided;
•	delivering to the Secretary or any other officer of the Company a written notice of revocation c/o Destination Maternity Corporation, 232 Strawbridge Drive, Moorestown, New Jersey 08057; or
•	attending the 2018 Annual Meeting and voting in person.

Please note, however, that only your latest dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the 2018 Annual Meeting as described in this Proxy Statement. Attending the 2018 Annual Meeting alone without taking one of the actions set forth above will not revoke your proxy.

Stockholders who hold their shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. You may also provide your bank, broker or other nominee with new voting instructions. Only your latest dated instructions will count. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2018 Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, care of Morrow Sodali, 470 West Avenue, Stamford, Connecticut 06902 so that we may be aware of any revocation of a proxy.
PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2018 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2018 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.
Who is paying for the solicitation on behalf of the Investors?
The Investors will pay the entire expense of solicitation of proxies for the 2018 Annual Meeting by the Participants or on the Participants’ behalf. The Investors have not yet determined whether they will seek reimbursement of such solicitation expenses from the Company. The Investors do not intend to submit the question of such reimbursement to a vote of the security holders of the Company. The Board, which will consist of all four Nominees, if all are elected, would be required to evaluate and consider the requested reimbursement consistent with their fiduciary duties to the Company and its Stockholders.
Whom should I call if I have any questions about the solicitation?
If you have any questions, or need assistance in voting your shares of Common Stock, please call our proxy solicitor, Morrow Sodali. Stockholders may call toll-free at (800) 662-5200. Banks and brokers may call collect at (203) 658-9400.
YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF THE NOMINEES.
Important Notice Regarding the Availability of Proxy Materials for the 2018 Annual Meeting:
The proxy materials are available at no charge at https://www.morrowsodali.com/ngm

PROPOSAL NO. 1—ELECTION OF NOMINEES
We propose that the Stockholders elect Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal as directors of the Company at the 2018 Annual Meeting. The Board currently consists of five directors; however, the Company has announced that the size of the Board will decrease from five directors to four directors effective upon the commencement of the 2018 Annual Meeting. The initial term of each Nominee, if elected, would be until the 2019 Annual Meeting or until their successors are duly elected and qualified in accordance with the Bylaws. Each Nominee has executed a consent to being named as a nominee in this Proxy Statement as such and to serving as a director of the Company, if so elected.
This Proxy Statement is soliciting proxies to elect Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal. Therefore, should a Stockholder so authorize us, we will cast votes for the Nominees.
The corporate governance guidelines of the Company, which are available on the Company’s website at http://media.corporate-ir.net/media_files/IROL/72/72323/DM_Corporate_Governance_Principles_3_22_18.pdf, set forth criteria to assist the Board in making a determination whether a director is independent from the Company for purposes of determining independence. Based on information furnished by the Nominees, we believe that each of the Nominees is independent and none of the Participants has any knowledge of any facts that would prevent the determination that each of the Nominees is independent.
In addition, each of the Nominees understands that, if elected as a director of the Company, each Nominee would have an obligation to act in the best interests of the Company and the Stockholders in accordance with their duties as a director.
The Investors do not expect that the Nominees will be unable to stand for election. In the event that any Nominee is unable to serve or for good cause will not serve, the Investors may seek to replace such Nominee with a substitute nominee to the extent substitution is permissible under applicable law and the Company’s organizational documents.
The Investors reserve the right to nominate additional persons, including Nathan G. Miller, to the extent this is not prohibited under applicable law or the Company’s organizational documents, in the event the Company purports to increase the number of directorships, and/or the Company makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees or any additional nominee nominated pursuant to the foregoing, and/or any Nominee is unable to serve or for good cause will not serve. Additional nominations made pursuant to the foregoing are without prejudice to the position of the Investors that any attempt to further change the size of the Board or disqualify any of the Nominees through Bylaw amendments or otherwise would constitute unlawful manipulation of the Company’s corporate governance. The Investors reserve the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any Nominee. In the case that the Investors are permitted to substitute a nominee or propose an additional nominee, the Investors will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee or additional nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act. Only in such case will the shares of Common Stock represented by the enclosed GOLD proxy card be voted for substitute nominees or additional nominees.
Information Regarding the Nominees
Information pertaining to the Nominees, including the name, age, present principal occupation, business address and business experience for the past five years and certain other information, is set forth in the question and answer section of this Proxy Statement under the section entitled “Who are the Nominees?”, which we urge you to read. This information has been furnished to us by the Nominees. Other than as disclosed in this Proxy Statement, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Nominee was or is to be selected as a director or nominee of the Company.
You should refer to the Company’s proxy statement for the 2018 Annual Meeting for the names, backgrounds, qualifications and other information concerning the Company’s nominees.
Arrangements between the Investors and the Nominees
Other than as set forth herein, no Participant and no associate of any Participant has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Compensation of the Company’s Directors
If elected to the Board, except as set forth above or in Annex A, the Nominees will not receive any compensation from the Investors to serve as Nominees for election or as a director of the Company. They will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation. The following discussion summarizes the Company’s compensation and indemnification of directors based solely on the Company’s public filings.
According to the Company’s public filings, each non-employee director receives a quarterly retainer of $12,500. The additional quarterly retainer for the Non-Executive Chair is $6,250. The additional quarterly retainer for each member of the Audit Committee is $1,875 and the additional quarterly retainer for chair of the Audit Committee is $3,750. The additional quarterly retainer for each member of the Compensation Committee is $1,250 and the additional quarterly retainer for chair of the Compensation Committee is $3,750. The additional quarterly retainer for each member of the Nominating and Corporate Governance Committee is $1,250 and the additional quarterly retainer for chair of the Nominating and Corporate Governance Committee is $2,500. Upon conclusion of the Company’s 2017 annual meeting of Stockholders, the Company granted each non-employee director 4,000 shares of restricted stock that vest on the earlier of: (1) one year from the date of grant; or (2) one day before the Company’s next annual meeting of Stockholders, subject to acceleration in the event of death or disability or upon a change of control. Further, the Non-Executive Chair received an additional 2,000 shares of restricted stock, which additional shares were subject to vesting on the same basis as described above with respect to the 4,000 share award received by all non-employee directors. In addition, on January 8, 2018, the Board formed a special committee (the “Special Committee”) consisting of Messrs. Blitzer, Erdos and Longo to evaluate potential strategic transactions if and when appropriate. Each member of the Special Committee receives $1,000 per meeting of the Special Committee. Additionally, each Board member receives $1,000 for each meeting called at the request of the Special Committee. The share ownership level of each current non-employee director is set forth in the Company’s proxy statement for the 2018 Annual Meeting.

The Investors believe that the Company maintains, at its expense, a policy of insurance which insures its directors and officers. The Bylaws also contain a provision which provides for indemnification of officers and directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Charter also contains a provision that provides for indemnification of officers and directors to the fullest extent permitted under the DGCL. The Investors expect that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Charter and be covered by the policy of insurance which insures the Company’s directors and officers.
None of the Nominees, or any of their respective associates, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).
None of the Nominees has any position or office with the Company, and no occupation or employment with which the Nominees have been involved, during the past five years or was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company. None of the Nominees has ever served on the Board.
Interests of the Nominees
The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this Proxy Statement. The Investors expect that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Charter. The Investors also believe that, upon election, the Nominees will be covered by the Company’s officer and director liability insurance.
Other than as set forth under the section entitled “CERTAIN RELATIONSHIPS” and as otherwise described in this Proxy Statement, none of the persons listed in Annex A of this Proxy Statement, including any Nominee, or any associate of the foregoing persons, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2018 Annual Meeting.
The Nominees and the other Participants have furnished the additional information with respect to themselves located in Annex A to this Proxy Statement.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF HOLLY N. ALDEN, CHRISTOPHER B. MORGAN, MARLA A. RYAN AND ANNE-CHARLOTTE WINDAL BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD “FOR” THE ELECTION OF HOLLY N. ALDEN, CHRISTOPHER B. MORGAN, MARLA A. RYAN AND ANNE-CHARLOTTE WINDAL.
Please do not return any proxy card you may receive from the Company or otherwise authorize a proxy (other than on the GOLD proxy card delivered by us to you) to vote your shares of Common Stock for the Company’s nominees. If you have already submitted a proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares of Common Stock for the Company’s nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and return the enclosed GOLD proxy card in the postage-paid envelope provided. Only your latest dated proxy will be counted.

PROPOSAL NO. 2—REPEAL OF CERTAIN PROVISIONS OF OR AMENDMENTS TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO DECEMBER 22, 2016
Pursuant to Article IX of the Bylaws, the Bylaws may be amended, altered, repealed or supplemented at any regular meeting of the Stockholders or of the Board or at any special meeting called for any such purpose by the affirmative vote of (i) the holders of capital stock entitled to cast a majority of the votes entitled to be cast by all issued and outstanding capital stock with respect to the election of directors, or (ii) a majority of the entire Board, as the case may be. Article Ninth of the Charter provides that the Bylaws may be altered, amended or repealed by the vote of a majority of all of the directors or by the vote of holders of a majority of the outstanding stock entitled to vote thereon.
The Investors believe that in order to ensure that the will of the Stockholders with respect to this proxy solicitation is upheld, no effect should be given to any provision of, or amendment to, the Bylaws unilaterally adopted by the Board after December 22, 2016. Stockholders are therefore being asked to adopt a resolution that would repeal any provision of the Bylaws or amendment to the Bylaws that the Board adopted or adopts without the approval of the Stockholders of the Company after December 22, 2016 and up to and including the date of the 2018 Annual Meeting, including, without limitation, any amendments the Board has adopted without public disclosure or might adopt in an effort to impede the effectiveness of the Investors’ nomination of the Nominees, negatively impact the Investors’ ability to solicit and/or obtain proxies from Stockholders, contravene the will of the Stockholders expressed in those proxies or modify the Company’s corporate governance regime. We are not currently aware of any specific provision of or amendment to the Bylaws that would be repealed by the adoption of the Stockholder Proposal. It is possible that, to the extent this proposal is lawfully approved, such approval could result in the repeal of yet to be adopted Bylaw provisions that are aligned with security holders’ interests. In the event of a legal challenge to this proposal, a court of competent jurisdiction would serve as arbiter.
Although adoption of this proposal could have the effect of repealing previously undisclosed Bylaw amendments, including those unrelated to the proposed election of the Nominees, without considering the beneficial nature, if any, of such amendments to the Stockholders, it would not repeal any such amendments that were approved by the Stockholders.
This proposal provides for the adoption of the resolution in the following form:
“RESOLVED, that each provision of, or amendment to, the Bylaws of the Corporation, effective December 22, 2016 (the “Bylaws”), adopted without the approval of the stockholders of the Corporation subsequent to December 22, 2016, which is the date of the most recent publicly disclosed Bylaws, and up to and including the conclusion of the 2018 annual meeting of stockholders of the Corporation (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders of the Corporation that may be called in lieu thereof), be repealed, effective as of the time this resolution is approved by the stockholders of the Corporation.”
WE STRONGLY URGE YOU TO VOTE “FOR” PROPOSAL NO. 2 AND TO USE THE GOLD PROXY CARD TO AUTHORIZE A PROXY TO VOTE “FOR” THE REPEAL OF EACH PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT THE APPROVAL OF THE STOCKHOLDERS SUBSEQUENT TO DECEMBER 22, 2016 AND UP TO AND INCLUDING THE CONCLUSION OF THE 2018 ANNUAL MEETING.

PROPOSAL NO. 3—RATIFICATION OF THE APPOINTMENT OF KPMG AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
This Proxy Statement includes a proposal that the Stockholders vote to ratify the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending February 2, 2019. We recommend a vote “FOR” this matter and intend to vote our shares of Common Stock “FOR” this proposal.
Additional information regarding this proposal is contained in the Company’s proxy statement for the 2018 Annual Meeting.
PROPOSAL NO. 4—ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS
This Proxy Statement includes a proposal that the Stockholders vote to approve, on a non-binding advisory basis, the compensation of those of the Company’s named executive officers in accordance with the compensation disclosure rules of the SEC. We recommend a vote “AGAINST” this matter and intend to vote our shares of Common Stock “AGAINST” this proposal.
Additional information regarding this proposal is contained in the Company’s proxy statement for the 2018 Annual Meeting.

OTHER PROPOSALS
Except as set forth in this Proxy Statement, we do not know of any other matters to be presented for approval by the Stockholders at the 2018 Annual Meeting. If, however, the Investors learn of any other proposals made at a reasonable time before the 2018 Annual Meeting, the Investors will either supplement this Proxy Statement and provide Stockholders with an opportunity to vote by proxy directly on such matters, or will not exercise discretionary authority with respect thereto. If other matters are properly presented thereafter, the persons named as proxies in the enclosed GOLD proxy card will vote the shares of Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.
NO APPRAISAL OR DISSENTER’S RIGHTS
Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2018 Annual Meeting.
SOLICITATION OF PROXIES
The solicitation of proxies for the Nominees and the Stockholder Proposal will be made by the Investors and the Nominees. By virtue of Instruction 3 of Item 4 of Schedule 14A promulgated under the Exchange Act, the Investors and the Nominees are participants in the solicitation.
Proxies may be solicited by mail, facsimile, telephone, telegraph, email, internet, social media, in person and by advertisements. All written soliciting materials, including any emails or scripts to be used in soliciting proxies, will be filed with the SEC by the Investors under the cover of Schedule 14A on the date of first use. Solicitations may also be made by certain employees of and entities controlled by the Investors, none of whom will, except as described in Annex A attached hereto or elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as Nominees.
Morrow Sodali has been retained to provide solicitation and advisory services in connection with the 2018 Annual Meeting. Morrow Sodali will receive a fee in an amount not to exceed $75,000. Approximately 30 people may be employed by Morrow Sodali to solicit proxies from the Stockholders for the 2018 Annual Meeting. The Investors have agreed to indemnify Morrow Sodali in its capacity as solicitation agent against certain liabilities and expenses in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares of Common Stock held as of the Record Date. The Investors will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.
The entire expense of soliciting proxies for the 2018 Annual Meeting by the Investors or on behalf of the Participants is being borne by the Investors. The Investors have not yet determined whether they will seek reimbursement of such solicitation expenses from the Company. The Investors do not intend to submit the question of such reimbursement to a vote of security holders of the Company. The Board, which will consist of all four Nominees, if all are elected, would be required to evaluate and consider the requested reimbursement consistent with their fiduciary duties to the Company and the Stockholders. The Investors anticipate that the total expenses that it will incur in furtherance of, or in connection with, the solicitation of proxies for the 2018 Annual Meeting will be approximately $350,000. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. As of the date hereof, the Investors have incurred approximately $100,000 of solicitation expenses.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS
Annex A hereto includes information pertaining to the Participants, including, as applicable, the name, present principal occupation or employment, business address and certain other information with respect to the Participants.

CERTAIN RELATIONSHIPS
Information as to any substantial interest, direct or indirect, by security holdings or otherwise of the Participants with respect to the Nomination Proposal is set forth herein. Except as otherwise set forth herein and in Annex A, which is incorporated herein by reference, none of the Participants beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company.
As of the date hereof, Mr. Miller is the direct record owner of 5,000 shares of Common Stock and the beneficial owner of 1,136,727 shares of Common Stock, constituting approximately 7.6% of the outstanding shares of Common Stock, and Mr. O’Malley is the direct record owner of 0 shares of Common Stock and the beneficial owner of 143,106 shares of Common Stock, constituting approximately 1.0% of the outstanding shares of Common Stock, each based upon a total of 15,004,667 shares of Common Stock outstanding as of April 20, 2018 (based on information disclosed in the Company’s definitive proxy statement for the 2018 Annual Meeting, filed with the SEC on April 23, 2018).

The amount of each class of securities of the Company which each of the Participants own beneficially, directly or indirectly, is set forth below:

Name	Beneficial Ownership
Nathan G. Miller	1,136,727 shares of Common Stock
Peter O’Malley	143,106 shares of Common Stock
Holly N. Alden	0 shares of Common Stock
Christopher B. Morgan	0 shares of Common Stock
Marla A. Ryan	0 shares of Common Stock
Anne-Charlotte Windal	0 shares of Common Stock
The date of purchase and number of shares of Common Stock purchased are set forth in Annex A to this Proxy Statement. Other than as disclosed in Annex A, the Participants have not effected any transaction in securities of the Company in the past two years. Other than as disclosed herein, none of the Participants owns any securities of the Company of record but not beneficially. Other than as disclosed herein, as of the date hereof, no part of the purchase price or market value of any of the shares of Common Stock owned by the Investors is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares of Common Stock.
On January 12, 2018, Mr. Miller and NGM entered into a confidentiality agreement with the Company to facilitate discussions regarding a potential transaction with the Company. These discussions have since been suspended and, concurrently with the submission of Mr. Miller’s notice of nomination, on March 24, 2018, Mr. Miller delivered a cessation notice to the Company, stating that he had decided to cease considering a potential transaction with the Company. As of the date of this Proxy Statement, Mr. Miller remains open to discussions with the Company regarding a possible resolution of differences regarding the Company’s governance and strategic plan. Other than as set forth in this Proxy Statement, Mr. Miller, NGM and Mr. O’Malley currently have no plans with respect to the Company. Mr. Miller and Mr. O’Malley have entered into a joint filing agreement in connection with Mr. Miller’s Schedule 13D with respect to the Company.
Other than as set forth in this Proxy Statement, after reasonable inquiry, none of the Participants, including the Nominees, nor any of their respective associates or majority-owned subsidiaries, is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

Other than as set forth in this Proxy Statement, after reasonable inquiry, no Participant, and no associate of any Participant, owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company, nor has any Participant purchased or sold any securities of the Company within the last two years. Set forth in Annex A hereto are transactions in the Company’s securities effected by each of the Participants within the past two years.
Other than as set forth in this Proxy Statement, no Participant and no associate of any Participant has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000.
Other than as set forth in this Proxy Statement, there are no material proceedings in which the Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such Nominee or any such associate has a material interest adverse to the Company or any of its subsidiaries.

There exist no family relationships between any Nominee and any director or executive officer of the Company.
The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this Proxy Statement. The Investors expect that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company under the Bylaws and the Charter. The Investors also believe that, upon election, the Nominees will be covered by the Company’s officer and director liability insurance.
None of the Nominees is a current or former officer of the Company and none of the Nominees was an employee of the Company during fiscal year 2018. During fiscal year 2018, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity of which any Nominee was an executive officer. There exist no interlocking relationships that would have required disclosure under Item 407(e)(4) of Regulation S-K, had the Nominees been directors of the Company.

CERTAIN ADDITIONAL INFORMATION
Please refer to the Company’s proxy statement for the 2018 Annual Meeting and annual report for certain information and disclosure required by applicable law. This information and disclosure includes, among other things, securities of the Company held by the Company’s directors, nominees, Management and 5% Stockholders, certain biographical information on the Company’s directors and executive officers, information concerning all matters requiring the approval of Stockholders, including the election of directors, information concerning executive compensation, information concerning the Company’s procedures for nominating directors, information concerning the committees of the Company’s Board and other information concerning the Company’s Board, information on how to obtain directions to be able to attend the 2018 Annual Meeting and vote in person and procedures for submitting proposals for inclusion in the Company’s proxy statement at the next annual meeting. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders must be received by the Company for inclusion in the Company’s proxy statement and form of proxy for that meeting is also contained in the Company’s proxy statement. This information is contained in the Company’s public filings and Stockholders should refer to the Company’s proxy statement for the 2018 Annual Meeting and its other public filings in order to review this disclosure.
Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple Stockholders in your household. We will promptly deliver a separate copy of the document to you if you write or call our proxy solicitor, Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902. Stockholders may call toll-free at (800) 662-5200. Banks and brokers may call collect at (203) 658-9400. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.
This Proxy Statement is dated , 2018. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Stockholders shall not create any implication to the contrary.
You are advised to read this Proxy Statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this Proxy Statement and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or  https://www.morrowsodali.com/ngm or by calling Morrow Sodali at the address and phone number indicated above.
Please refer to the Company’s proxy statement for the 2018 Annual Meeting and annual report filed with the SEC for certain additional information and disclosure required to be made by the Company in connection with the 2018 Annual Meeting and in accordance with applicable law.
YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF THE NOMINEES AND “FOR” THE REPEAL OF EACH PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT THE APPROVAL OF THE STOCKHOLDERS OF THE COMPANY SUBSEQUENT TO DECEMBER 22, 2016 AND UP TO AND INCLUDING THE CONCLUSION OF THE 2018 ANNUAL MEETING.

INCORPORATION BY REFERENCE
WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2018 ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14a-5(c) UNDER THE EXCHANGE ACT. THIS INFORMATION AND DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CERTAIN BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING ALL MATTERS REQUIRING THE APPROVAL OF STOCKHOLDERS, INCLUDING THE ELECTION OF DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION CONCERNING THE COMPANY’S PROCEDURES FOR NOMINATING DIRECTORS, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION ON HOW TO OBTAIN DIRECTIONS TO BE ABLE TO ATTEND THE 2018 ANNUAL MEETING AND VOTE IN PERSON AND PROCEDURES FOR SUBMITTING PROPOSALS FOR INCLUSION IN THE COMPANY’S PROXY STATEMENT FOR THE NEXT ANNUAL MEETING. INFORMATION CONCERNING THE DATE BY WHICH PROPOSALS OF SECURITY HOLDERS INTENDED TO BE PRESENTED AT THE NEXT ANNUAL MEETING OF STOCKHOLDERS MUST BE RECEIVED BY THE COMPANY FOR INCLUSION IN THE COMPANY’S PROXY STATEMENT AND FORM OF PROXY FOR THAT MEETING IS ALSO CONTAINED IN THE COMPANY’S PROXY STATEMENT. THIS INFORMATION IS CONTAINED IN THE COMPANY’S PUBLIC FILINGS AND STOCKHOLDERS SHOULD REFER TO THE COMPANY’S PROXY STATEMENT FOR THE 2018 ANNUAL MEETING AND ITS OTHER PUBLIC FILINGS IN ORDER TO REVIEW THIS DISCLOSURE. THE INFORMATION CONCERNING THE COMPANY CONTAINED IN THIS PROXY STATEMENT HAS BEEN TAKEN FROM, OR IS BASED UPON, PUBLICLY AVAILABLE DOCUMENTS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. ALTHOUGH WE HAVE NO KNOWLEDGE THAT WOULD INDICATE THAT STATEMENTS RELATING TO THE COMPANY CONTAINED IN THIS PROXY STATEMENT IN RELIANCE UPON PUBLICLY AVAILABLE INFORMATION ARE INACCURATE OR INCOMPLETE, TO DATE WE HAVE NOT HAD ACCESS TO THE BOOKS AND RECORDS OF THE COMPANY, WERE NOT INVOLVED IN THE PREPARATION OF SUCH INFORMATION AND STATEMENTS AND ARE NOT IN A POSITION TO VERIFY SUCH INFORMATION AND STATEMENTS. ALL INFORMATION RELATING TO ANY PERSON OTHER THAN THE PARTICIPANTS IS GIVEN ONLY TO OUR KNOWLEDGE. SEE ANNEX B FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES OF COMMON STOCK AND THE OWNERSHIP OF THE SHARES OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.
, 2018

Thank you for your support.
NATHAN G. MILLER
PETER O’MALLEY
HOLLY N. ALDEN
CHRISTOPHER B. MORGAN
MARLA A. RYAN
ANNE-CHARLOTTE WINDAL

ANNEX A
INFORMATION CONCERNING THE PARTICIPANTS IN THIS SOLICITATION
Nathan G. Miller, Peter O’Malley, Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal comprise the “Participants” in this solicitation.
Except as described in this Proxy Statement, none of the Participants beneficially own any securities of the Company or have any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the Participants hereto within the past two years. The Investors used their own assets to purchase the shares of Common Stock beneficially owned by them. Except as described in this Proxy Statement, as of the date hereof, no part of the purchase price or market value of any of the shares of Common Stock held by the Investors is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares of Common Stock.
During the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Except as described in this Proxy Statement, no Participant is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.
Except as described in this Proxy Statement, no Participant is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.
None of the Nominees has been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K promulgated under the Exchange Act and that are material to an evaluation of the ability or integrity of any such nominee to become a director of the Company.
PERSONS MAKING THIS SOLICITATION AND OTHER PARTICIPANTS:
The name, principal business address and the principal occupation or employment of the Investors and the other Participants is set forth below.
NATHAN G. MILLER
Nathan G. Miller, a United States citizen, is an investor and is the principal of NGM Asset Management, LLC. Mr. Miller’s principal business address is 27 Pine Street, Suite 700, New Canaan, CT 06840.
PETER O’MALLEY
Peter O’Malley, a United States citizen, is an investor and is the managing partner of Kenosis Capital Partners LLC. Mr. O’Malley’s principal business address is 488 Madison Avenue, 23rd Floor, New York, NY 10022.
HOLLY N. ALDEN
Holly N. Alden, a United States citizen, is the co-founder of Stance Inc. Ms. Alden’s principal business address is 69 White Pine Canyon Road, Park City, UT 84060.
CHRISTOPHER B. MORGAN
Christopher B. Morgan, a United States citizen, is a senior analyst at Kingdon Capital Management, L.L.C. Mr. Morgan’s principal business address is 152 West 57th Street, 50th Floor, New York, NY 10019.

MARLA A. RYAN
Marla A. Ryan, a United States citizen, is the founder and Chief Executive Officer of Lola Advisors LLC. Ms. Ryan’s principal business address is 80 Chambers Street, Apt 13C, New York, NY 10007.
ANNE-CHARLOTTE WINDAL
Anne-Charlotte Windal, a United States and French citizen, is the founder of ACW Consulting, LLC. Ms. Windal’s principal business address is 201 East 83rd Street, Apt 18A, New York, NY 10028.
TRANSACTIONS IN THE SECURITIES OF THE COMPANY:
Other than as set forth herein, no Participant is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.
Other than as set forth herein, no Participant has effected any transactions in any securities of the Company in the last two years.
As of the date hereof, Mr. Miller is the direct record owner of 5,000 shares of Common Stock and the beneficial owner of 1,136,727 shares of Common Stock; Mr. O’Malley is the beneficial owner of 143,106 shares of Common Stock; and Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal are the record and beneficial owners of 0 shares of Common Stock.
Nathan G. Miller

Trade Date	Buy/Sell	Trade Quantity	Net Price	Security Description
12/15/2017	Buy	700	$2.59	Common Stock
12/15/2017	Buy	9,900	$2.59	Common Stock
12/15/2017	Buy	9,200	$2.59	Common Stock
12/15/2017	Buy	9,900	$2.57	Common Stock
12/15/2017	Buy	9,900	$2.58	Common Stock
12/15/2017	Buy	9,900	$2.55	Common Stock
12/15/2017	Buy	9,900	$2.57	Common Stock
12/15/2017	Buy	9,900	$2.56	Common Stock
12/15/2017	Buy	9,900	$2.56	Common Stock
12/8/2017	Buy	200	$2.51	Common Stock
12/8/2017	Buy	4,800	$2.51	Common Stock
12/7/2017	Buy	90	$2.38	Common Stock
12/7/2017	Buy	227	$2.32	Common Stock
12/7/2017	Buy	4,140	$2.36	Common Stock
12/7/2017	Buy	3,278	$2.36	Common Stock
12/7/2017	Buy	1,343	$2.37	Common Stock
12/7/2017	Buy	1,100	$2.37	Common Stock
12/7/2017	Buy	50	$2.36	Common Stock
12/7/2017	Buy	1,621	$2.37	Common Stock
12/7/2017	Buy	2,391	$2.37	Common Stock
12/7/2017	Buy	300	$2.37	Common Stock
11/17/2017	Buy	100	$2.70	Common Stock
11/6/2017	Buy	9,900	$2.53	Common Stock
11/6/2017	Buy	604	$2.49	Common Stock
11/6/2017	Buy	9,296	$2.49	Common Stock
11/3/2017	Buy	5,000	$2.42	Common Stock
11/3/2017	Buy	5,000	$2.38	Common Stock
11/2/2017	Buy	401	$2.33	Common Stock
11/2/2017	Buy	1,300	$2.34	Common Stock
11/2/2017	Buy	600	$2.34	Common Stock
11/1/2017	Buy	9,900	$2.30	Common Stock
11/1/2017	Buy	700	$2.28	Common Stock
11/1/2017	Buy	5,000	$2.28	Common Stock

Trade Date	Buy/Sell	Trade Quantity	Net Price	Security Description
11/1/2017	Buy	100	$2.29	Common Stock
11/1/2017	Buy	2,100	$2.29	Common Stock
11/1/2017	Buy	1,900	$2.32	Common Stock
11/1/2017	Buy	6,780	$2.34	Common Stock
11/1/2017	Buy	3,120	$2.37	Common Stock
11/1/2017	Buy	400	$2.37	Common Stock
11/1/2017	Buy	8,000	$2.37	Common Stock
11/1/2017	Buy	4,100	$2.38	Common Stock
11/1/2017	Buy	585	$2.38	Common Stock
11/1/2017	Buy	300	$2.38	Common Stock
11/1/2017	Buy	2,015	$2.38	Common Stock
11/1/2017	Buy	2,267	$2.39	Common Stock
11/1/2017	Buy	700	$2.42	Common Stock
11/1/2017	Buy	665	$2.41	Common Stock
11/1/2017	Buy	3,735	$2.44	Common Stock
10/31/2017	Buy	1,200	$2.24	Common Stock
10/31/2017	Buy	3,000	$2.26	Common Stock
10/31/2017	Buy	2,300	$2.27	Common Stock
10/31/2017	Buy	1,200	$2.28	Common Stock
10/31/2017	Buy	5,500	$2.28	Common Stock
10/31/2017	Buy	2,705	$2.30	Common Stock
10/31/2017	Buy	6,300	$2.31	Common Stock
10/30/2017	Buy	4,101	$2.48	Common Stock
10/30/2017	Buy	3,802	$2.48	Common Stock
10/30/2017	Buy	21,997	$2.48	Common Stock
10/30/2017	Buy	100	$2.48	Common Stock
10/30/2017	Buy	100	$2.43	Common Stock
10/30/2017	Buy	500	$2.43	Common Stock
10/30/2017	Buy	200	$2.43	Common Stock
10/30/2017	Buy	7,500	$2.46	Common Stock
10/30/2017	Buy	4,500	$2.48	Common Stock
10/30/2017	Buy	601	$2.44	Common Stock
10/30/2017	Buy	100	$2.43	Common Stock
10/30/2017	Buy	300	$2.43	Common Stock
10/30/2017	Buy	4,750	$2.43	Common Stock
10/26/2017	Buy	1,500	$2.91	Common Stock
10/26/2017	Buy	6,400	$2.90	Common Stock
10/26/2017	Buy	2,000	$2.91	Common Stock
10/26/2017	Buy	9,900	$2.79	Common Stock
10/26/2017	Buy	300	$2.84	Common Stock
10/26/2017	Buy	100	$2.83	Common Stock
10/26/2017	Buy	200	$2.83	Common Stock
10/26/2017	Buy	1,600	$2.83	Common Stock
10/26/2017	Buy	7,700	$2.85	Common Stock
10/25/2017	Buy	100	$2.87	Common Stock
10/25/2017	Buy	300	$2.89	Common Stock
10/25/2017	Buy	500	$2.87	Common Stock
10/25/2017	Buy	1,230	$2.87	Common Stock
10/25/2017	Buy	9,900	$2.89	Common Stock
10/25/2017	Buy	100	$2.88	Common Stock
10/25/2017	Buy	100	$2.88	Common Stock
10/25/2017	Buy	2,070	$2.89	Common Stock
10/25/2017	Buy	5,500	$2.89	Common Stock
10/25/2017	Buy	2,700	$2.90	Common Stock
10/25/2017	Buy	9,900	$2.92	Common Stock
10/25/2017	Buy	3,139	$2.90	Common Stock
10/25/2017	Buy	13,228	$2.90	Common Stock

Trade Date	Buy/Sell	Trade Quantity	Net Price	Security Description
10/24/2017	Buy	400	$2.81	Common Stock
10/24/2017	Buy	150	$2.82	Common Stock
10/24/2017	Buy	1,300	$2.83	Common Stock
10/24/2017	Buy	100	$2.83	Common Stock
10/24/2017	Buy	400	$2.85	Common Stock
10/24/2017	Buy	200	$2.82	Common Stock
10/24/2017	Buy	600	$2.83	Common Stock
10/24/2017	Buy	400	$2.84	Common Stock
10/24/2017	Buy	600	$2.84	Common Stock
10/24/2017	Buy	260	$2.84	Common Stock
10/24/2017	Buy	2,700	$2.91	Common Stock
10/24/2017	Buy	200	$2.92	Common Stock
10/24/2017	Buy	3,100	$2.91	Common Stock
10/24/2017	Buy	3,900	$2.91	Common Stock
10/24/2017	Buy	100	$2.95	Common Stock
10/24/2017	Buy	8	$2.90	Common Stock
10/24/2017	Buy	100	$2.90	Common Stock
10/24/2017	Buy	400	$2.93	Common Stock
10/24/2017	Buy	7,933	$2.92	Common Stock
10/24/2017	Buy	100	$2.90	Common Stock
10/24/2017	Buy	850	$2.96	Common Stock
10/24/2017	Buy	1,000	$3.01	Common Stock
10/24/2017	Buy	8,050	$3.01	Common Stock
10/24/2017	Buy	1,450	$2.83	Common Stock
10/24/2017	Buy	3,789	$2.83	Common Stock
10/24/2017	Buy	700	$2.83	Common Stock
10/24/2017	Buy	1,700	$2.83	Common Stock
10/23/2017	Buy	50,000	$2.65	Common Stock
10/23/2017	Buy	100	$2.82	Common Stock
10/23/2017	Buy	1	$2.83	Common Stock
10/23/2017	Buy	5,402	$2.83	Common Stock
10/23/2017	Buy	1,000	$2.83	Common Stock
10/23/2017	Buy	900	$2.86	Common Stock
10/23/2017	Buy	500	$2.87	Common Stock
10/23/2017	Buy	600	$2.86	Common Stock
10/23/2017	Buy	100	$2.93	Common Stock
10/23/2017	Buy	237	$2.89	Common Stock
10/23/2017	Buy	387	$2.90	Common Stock
10/23/2017	Buy	300	$2.89	Common Stock
10/23/2017	Buy	200	$2.89	Common Stock
10/23/2017	Buy	7,361	$2.90	Common Stock
10/23/2017	Buy	2,900	$2.90	Common Stock
10/23/2017	Buy	1,570	$2.90	Common Stock
10/23/2017	Buy	943	$2.92	Common Stock
10/23/2017	Buy	400	$2.91	Common Stock
10/23/2017	Buy	900	$2.91	Common Stock
10/23/2017	Buy	6,429	$2.91	Common Stock
10/12/2017	Buy	1,700	$1.78	Common Stock
10/12/2017	Buy	900	$1.80	Common Stock
10/12/2017	Buy	900	$1.80	Common Stock
10/12/2017	Buy	8,100	$1.80	Common Stock
10/12/2017	Buy	300	$1.81	Common Stock
10/12/2017	Buy	2,200	$1.82	Common Stock
10/12/2017	Buy	1,700	$1.81	Common Stock
10/12/2017	Buy	4,000	$1.82	Common Stock
10/9/2017	Buy	9,900	$1.85	Common Stock
10/9/2017	Buy	9,900	$1.86	Common Stock

Trade Date	Buy/Sell	Trade Quantity	Net Price	Security Description
10/6/2017	Buy	900	$1.83	Common Stock
10/6/2017	Buy	1,000	$1.83	Common Stock
10/6/2017	Buy	1,600	$1.86	Common Stock
10/6/2017	Buy	8,300	$1.87	Common Stock
10/6/2017	Buy	5,252	$1.85	Common Stock
10/6/2017	Buy	5,101	$1.90	Common Stock
10/6/2017	Buy	300	$1.92	Common Stock
10/6/2017	Buy	900	$1.91	Common Stock
10/6/2017	Buy	8,700	$1.91	Common Stock
10/6/2017	Buy	3,350	$1.91	Common Stock
10/5/2017	Buy	8,100	$1.89	Common Stock
10/5/2017	Buy	900	$1.90	Common Stock
10/5/2017	Buy	900	$1.90	Common Stock
10/5/2017	Buy	9,900	$1.92	Common Stock
10/5/2017	Buy	9,900	$1.90	Common Stock
10/5/2017	Buy	100	$1.93	Common Stock
10/5/2017	Buy	2,400	$1.91	Common Stock
10/5/2017	Buy	2,400	$1.91	Common Stock
10/5/2017	Buy	5,000	$1.91	Common Stock
10/5/2017	Buy	9,900	$1.91	Common Stock
10/5/2017	Buy	9,900	$1.91	Common Stock
10/5/2017	Buy	9,900	$1.88	Common Stock
10/5/2017	Buy	100	$1.95	Common Stock
10/5/2017	Buy	400	$1.90	Common Stock
10/5/2017	Buy	9,400	$1.90	Common Stock
10/5/2017	Buy	9,900	$1.90	Common Stock
10/5/2017	Buy	9,900	$1.91	Common Stock
10/5/2017	Buy	3,700	$1.94	Common Stock
10/5/2017	Buy	1,200	$1.94	Common Stock
10/5/2017	Buy	1,200	$1.94	Common Stock
10/5/2017	Buy	700	$1.94	Common Stock
10/5/2017	Buy	1,196	$1.94	Common Stock
10/5/2017	Buy	4,300	$1.94	Common Stock
10/5/2017	Buy	404	$1.94	Common Stock
10/5/2017	Buy	300	$1.94	Common Stock
10/5/2017	Buy	1,300	$1.94	Common Stock
10/5/2017	Buy	3,400	$1.94	Common Stock
10/5/2017	Buy	4,000	$1.94	Common Stock
10/5/2017	Buy	1,900	$1.94	Common Stock
10/5/2017	Buy	2,100	$1.94	Common Stock
10/5/2017	Buy	4,000	$1.94	Common Stock
10/5/2017	Buy	100	$1.79	Common Stock
10/5/2017	Buy	3,000	$1.75	Common Stock
10/5/2017	Buy	100	$1.75	Common Stock
10/5/2017	Buy	4,300	$1.75	Common Stock
10/5/2017	Buy	5,000	$1.77	Common Stock
10/5/2017	Buy	600	$1.78	Common Stock
10/5/2017	Buy	4,300	$1.78	Common Stock
10/5/2017	Buy	8,400	$1.78	Common Stock
10/5/2017	Buy	1,400	$1.78	Common Stock
10/5/2017	Buy	100	$1.78	Common Stock
10/5/2017	Buy	9,900	$1.78	Common Stock
10/4/2017	Buy	9,900	$1.84	Common Stock
10/4/2017	Buy	2,500	$1.84	Common Stock
9/26/2017	Buy	9,900	$1.54	Common Stock
9/25/2017	Buy	3,500	$1.51	Common Stock
9/25/2017	Buy	9,900	$1.51	Common Stock

Trade Date	Buy/Sell	Trade Quantity	Net Price	Security Description
9/25/2017	Buy	2,800	$1.51	Common Stock
9/25/2017	Buy	7,100	$1.51	Common Stock
9/25/2017	Buy	6,400	$1.51	Common Stock
9/25/2017	Buy	2,100	$1.49	Common Stock
9/25/2017	Buy	9,900	$1.51	Common Stock
9/25/2017	Buy	1,100	$1.53	Common Stock
9/25/2017	Buy	8,800	$1.53	Common Stock
9/25/2017	Buy	1,400	$1.54	Common Stock
9/25/2017	Buy	8,500	$1.54	Common Stock
9/25/2017	Buy	6,800	$1.55	Common Stock
9/25/2017	Buy	3,100	$1.55	Common Stock
9/25/2017	Buy	726	$1.56	Common Stock
9/22/2017	Buy	9,900	$1.49	Common Stock
9/22/2017	Buy	7,599	$1.50	Common Stock
9/21/2017	Buy	9,900	$1.52	Common Stock
9/21/2017	Buy	9,900	$1.50	Common Stock
9/14/2017	Buy	9,900	$1.29	Common Stock
9/12/2017	Buy	9,900	$1.23	Common Stock
9/12/2017	Buy	9,900	$1.23	Common Stock
9/11/2017	Buy	400	$1.20	Common Stock
9/11/2017	Buy	9,500	$1.20	Common Stock
9/11/2017	Buy	9,900	$1.26	Common Stock
9/11/2017	Buy	9,900	$1.21	Common Stock
8/9/2017	Buy	57	$1.56	Common Stock
8/9/2017	Buy	9,900	$1.52	Common Stock
8/9/2017	Buy	9,843	$1.52	Common Stock
8/9/2017	Buy	300	$1.50	Common Stock
8/9/2017	Buy	300	$1.48	Common Stock
5/11/2017	Buy	90	$4.27	Common Stock
5/11/2017	Buy	5,000	$4.13	Common Stock
12/12/2016	Buy	5,000	$6.50	Common Stock
12/6/2016	Buy	9,900	$6.86	Common Stock
12/1/2016	Buy	9,900	$6.92	Common Stock
12/1/2016	Buy	9,900	$7.04	Common Stock
10/6/2016	Buy	9,000	$7.30	Common Stock
10/5/2016	Buy	1,231	$7.41	Common Stock
10/5/2016	Buy	320	$7.45	Common Stock
10/5/2016	Buy	2,800	$7.45	Common Stock
10/5/2016	Buy	200	$7.43	Common Stock
10/5/2016	Buy	260	$7.44	Common Stock
10/5/2016	Buy	5,089	$7.45	Common Stock
10/4/2016	Buy	200	$7.47	Common Stock
10/4/2016	Buy	9,700	$7.44	Common Stock
10/4/2016	Buy	6,794	$7.38	Common Stock
10/3/2016	Buy	200	$7.13	Common Stock
10/3/2016	Buy	200	$7.20	Common Stock
10/3/2016	Buy	200	$7.26	Common Stock
10/3/2016	Buy	5,000	$7.32	Common Stock
10/3/2016	Buy	200	$7.34	Common Stock
10/3/2016	Buy	200	$7.31	Common Stock
10/3/2016	Buy	700	$7.31	Common Stock
10/3/2016	Buy	400	$7.38	Common Stock
10/3/2016	Buy	600	$7.36	Common Stock
10/3/2016	Buy	1,100	$7.43	Common Stock
9/30/2016	Buy	2,000	$6.68	Common Stock
9/30/2016	Buy	100	$6.65	Common Stock
9/30/2016	Buy	100	$6.67	Common Stock

Trade Date	Buy/Sell	Trade Quantity	Net Price	Security Description
9/30/2016	Buy	300	$6.69	Common Stock
9/30/2016	Buy	1,600	$6.78	Common Stock
9/30/2016	Buy	400	$6.78	Common Stock
9/30/2016	Buy	1,500	$6.90	Common Stock
9/30/2016	Buy	259	$6.90	Common Stock
9/30/2016	Buy	8,141	$6.90	Common Stock
9/30/2016	Buy	400	$6.94	Common Stock
9/30/2016	Buy	6,100	$6.95	Common Stock
9/30/2016	Buy	7,800	$7.05	Common Stock
9/30/2016	Buy	600	$7.11	Common Stock
9/30/2016	Buy	2,398	$7.10	Common Stock
9/30/2016	Buy	302	$7.07	Common Stock
9/30/2016	Buy	5,600	$7.09	Common Stock
9/30/2016	Buy	1,000	$7.09	Common Stock
9/30/2016	Buy	602	$7.11	Common Stock
9/30/2016	Buy	9,298	$7.14	Common Stock
9/29/2016	Buy	1,800	$6.40	Common Stock
9/29/2016	Buy	1,300	$6.47	Common Stock
9/29/2016	Buy	200	$6.53	Common Stock
9/29/2016	Buy	100	$6.49	Common Stock
9/29/2016	Buy	180	$6.54	Common Stock
9/23/2016	Buy	84	$6.44	Common Stock
9/21/2016	Buy	700	$5.75	Common Stock
9/21/2016	Buy	9,900	$5.90	Common Stock
9/21/2016	Buy	9,200	$5.88	Common Stock
9/21/2016	Buy	9,900	$5.82	Common Stock
9/21/2016	Buy	9,900	$5.95	Common Stock

Peter O’Malley

Trade Date	Settlement Date	Buy/Sell	Trade Quantity	Net Price	Security Description
12/07/2017	12/11/2017	Buy	15,000	$2.1710	Common Stock
12/01/2017	12/05/2017	Buy	5,000	$2.4800	Common Stock
12/01/2017	12/05/2017	Buy	4,000	$2.5000	Common Stock
12/01/2017	12/05/2017	Buy	2,992	$2.5500	Common Stock
12/01/2017	12/05/2017	Buy	8	$2.5500	Common Stock
12/01/2017	12/05/2017	Buy	2,000	$2.5800	Common Stock
12/01/2017	12/05/2017	Buy	1,100	$2.6000	Common Stock
11/30/2017	12/04/2017	Buy	100	$2.5900	Common Stock
11/30/2017	12/04/2017	Buy	400	$2.6500	Common Stock
11/30/2017	12/04/2017	Buy	300	$2.6700	Common Stock
11/30/2017	12/04/2017	Buy	200	$2.6700	Common Stock
11/30/2017	12/04/2017	Buy	600	$2.6800	Common Stock
11/30/2017	12/04/2017	Buy	1,000	$2.6800	Common Stock
11/29/2017	12/01/2017	Buy	849	$2.6800	Common Stock
11/29/2017	12/01/2017	Buy	151	$2.6800	Common Stock
11/16/2017	11/20/2017	Buy	5,000	$2.6000	Common Stock
11/16/2017	11/20/2017	Buy	500	$2.6400	Common Stock
11/16/2017	11/20/2017	Buy	500	$2.6500	Common Stock
11/16/2017	11/20/2017	Buy	500	$2.6800	Common Stock
11/16/2017	11/20/2017	Buy	400	$2.6900	Common Stock
11/16/2017	11/20/2017	Buy	100	$2.6900	Common Stock
11/16/2017	11/20/2017	Buy	500	$2.7200	Common Stock
11/16/2017	11/20/2017	Buy	460	$2.7700	Common Stock
11/16/2017	11/20/2017	Buy	40	$2.7700	Common Stock

Trade Date	Settlement Date	Buy/Sell	Trade Quantity	Net Price	Security Description
11/16/2017	11/20/2017	Buy	4,000	$2.7900	Common Stock
11/16/2017	11/20/2017	Buy	3,000	$2.8000	Common Stock
11/16/2017	11/20/2017	Buy	400	$2.8100	Common Stock
11/16/2017	11/20/2017	Buy	100	$2.8100	Common Stock
11/15/2017	11/17/2017	Buy	1,000	$2.8200	Common Stock
11/15/2017	11/17/2017	Buy	1,000	$2.8300	Common Stock
11/15/2017	11/17/2017	Buy	8,000	$2.8300	Common Stock
11/15/2017	11/17/2017	Buy	989	$2.8500	Common Stock
11/15/2017	11/17/2017	Buy	10	$2.8500	Common Stock
11/15/2017	11/17/2017	Buy	1	$2.8500	Common Stock
11/14/2017	11/16/2017	Buy	4,000	$2.8500	Common Stock
11/14/2017	11/16/2017	Buy	500	$2.8500	Common Stock
11/14/2017	11/16/2017	Buy	5,000	$2.8500	Common Stock
11/14/2017	11/16/2017	Buy	8,000	$2.8500	Common Stock
11/03/2017	11/07/2017	Buy	1,000	$2.3000	Common Stock
11/02/2017	11/06/2017	Buy	5,000	$2.4500	Common Stock
10/16/2017	10/18/2017	Buy	1,000	$1.6000	Common Stock
10/13/2017	10/17/2017	Buy	13,515	$1.7928	Common Stock
10/11/2017	10/13/2017	Buy	13,300	$1.8765	Common Stock
10/06/2017	10/11/2017	Buy	13,666	$1.8802	Common Stock
09/22/2017	09/26/2017	Buy	8,200	$1.5100	Common Stock
09/22/2017	09/26/2017	Buy	3,114	$1.5097	Common Stock
09/22/2017	09/26/2017	Buy	100	$1.5100	Common Stock
09/22/2017	09/26/2017	Buy	175	$1.5100	Common Stock
09/22/2017	09/26/2017	Buy	25	$1.5100	Common Stock
09/22/2017	09/26/2017	Buy	200	$1.5100	Common Stock
09/22/2017	09/26/2017	Buy	400	$1.5100	Common Stock
09/22/2017	09/26/2017	Buy	1,100	$1.5100	Common Stock
09/22/2017	09/26/2017	Buy	200	$1.5100	Common Stock
01/18/2017	N/A	Journaled Shares	4,411	$5.3099	Common Stock
12/05/2016	12/08/2016	Buy	611	$6.8000	Common Stock
12/05/2016	12/08/2016	Buy	3,800	$6.8000	Common Stock

Transactions by Nominees
Holly N. Alden has had no transactions with respect to the Company’s securities during the past two years.
Christopher B. Morgan has had no transactions with respect to the Company’s securities during the past two years.
Marla A. Ryan has had no transactions with respect to the Company’s securities during the past two years.
Anne-Charlotte Windal has had no transactions with respect to the Company’s securities during the past two years.

ANNEX B
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT
The following table is reprinted from the Company’s definitive proxy statement filed with the SEC on April 23, 2018.
The following table sets forth information, as of April 23, 2018, except as otherwise noted, with respect to the beneficial ownership of shares of Common Stock by each person who is known to us to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, by each director or nominee for director, by each of the Company’s named executive officers, and by all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting power and sole investment power.

	Common Stock
Name and Address of Beneficial Owner (a)	Amount and Nature of Beneficial Ownership (#)		Percent of Class (%) (b)
Ronald J. Masciantonio	300,687	(c)	2.0%
David Stern	182,545	(d)	1.2%
Michael J. Blitzer	28,522	(e)	*
Barry Erdos	81,147	(f)	*
Peter P. Longo	8,000	(e)	*
Pierre-André Mestre	1,927,820	(e)(g)	13.1%
Anthony M. Romano	0		0%
Melissa Payner-Gregor	35,376		*
B. Allen Weinstein	29,600		*
Yeled Invest S.A.	1,922,820	(g)	13.1%
9B, Boulevard Du Prince Henri
Luxembourg N4 L-1724
Nathan G. Miller	1,136,727	(h)	7.7%
347 Lukes Wood Road
New Canaan, CT 06840
Renaissance Technologies LLC	775,100	(i)	5.3%
800 Third Avenue
New York, NY 10022
Royce and Associates, LP	769,967	(j)	5.2%
745 Fifth Avenue
New York, NY 10151
All current directors and officers as a group (7 persons)	2,564,097	(k)	17.3%

*	Less than 1% of the outstanding Common Stock or less than 1% of the voting power.
(a)	Except as otherwise indicated, the address of each person named in the table is: c/o Destination Maternity Corporation, 232 Strawbridge Drive, Moorestown, New Jersey 08057.
(b)	Based upon 15,004,667 shares of Common Stock issued and outstanding as of April 20, 2018.
(c)
Includes 100,000 shares of unvested restricted stock from the October 19, 2017 grant of 100,000 shares, which shares vest in four equal annual installments of 25,000 shares on each of October 19, 2018, October 19, 2019, October 19, 2020, and October 19, 2021, 2,035 shares of unvested restricted stock from the December 5, 2014 grant of 8,138 shares, which shares vest on December 5, 2018, 5,842 shares of unvested restricted stock from the March 30, 2016 grant of 11,683 shares, of which 2,921 shares vest on each of March 30, 2019, and March 30, 2020, and 35,000 shares of unvested restricted stock, the grant of which has been approved with an effective grant date of April 20, 2018, with vesting to occur in four equal installments on April 20, 2019, April 20, 2020, April 20, 2021 and April 20, 2022. Also includes 125,964 shares purchasable upon exercise of stock options owned (or which may be deemed to be owned) as of April 23, 2018 or 60 days thereafter.

(d)
Includes 100,000 shares of unvested restricted stock from the October 19, 2017 grant of 100,000 shares, which shares vest in four equal annual installments of 25,000 shares on each of October 19, 2018, October 19, 2019, October 19, 2020, and October 19, 2021, 11,677 shares of unvested restricted stock from the August 1, 2016 grant of 15,569 shares, of which 3,892 shares vested on August 1, 2017, 3,892 shares will vest on each of August 1, 2018 and August 1, 2019, and 3,983 shares vest on August 1, 2020 and 35,000 shares of unvested restricted stock, the grant of which has been approved with an effective grant date of April 20, 2018, with vesting to occur in four equal installments on April 20, 2019, April 20, 2020, April 20, 2021 and April 20, 2022. Also includes 18,313 shares purchasable upon exercise of stock options owned (or which may be deemed to be owned) as of April 23, 2018 or 60 days thereafter.

(e)
Includes 4,000 shares of unvested restricted stock that would be granted upon completion of the Annual Meeting under the Company’s Non-Employee Director Compensation Policy, if such director is re-elected at the Annual Meeting.

(f)
Includes 6,000 shares of unvested restricted stock that would be granted upon completion of the Annual Meeting under the Company’s Non-Employee Director Compensation Policy, if Mr. Erdos is re-elected at the Annual Meeting and is appointed as Non-Executive

Chairman of the Board of Directors.
(g)
Information is based on the Schedule 13D/A filed with the SEC on April 4, 2018. According to that filing, Yeled is the beneficial owner of and has sole power to vote, dispose or direct the disposition of is the beneficial owner of and has sole power to vote, dispose or direct the disposition of 1,921,820 of the shares specified in on the above table. In addition, as a result of its ownership of a controlling interest in Orchestra, Yeled is deemed to beneficially own and have shared power to vote, dispose or direct the disposition of 1,000 of the shares specified on the above table. Mr. Mestre, a director of the Company, (i) is the Chairman of Orchestra, which is a majority owned subsidiary of Yeled, and (ii) indirectly owns a majority equity interest in Yeled.

(h)	Information is based on the Schedule 13D/A filed with the SEC on April 20, 2018. According to that filing, Mr. Miller beneficially owns all of the shares specified on the above table.
(i)
Information is based on the Schedule 13G/A filed with the SEC on February 14, 2018. According to that filing, Renaissance Technologies LLC (“RTC”), and Renaissance Technologies Holdings Corporation (“RTHC”), because of RTHC’s majority ownership of RTC, beneficially own all of the shares specified on the above table. Also according to that filing, certain funds and accounts managed by RTC have the right to receive dividends and proceeds from the sale of the shares.

(j)	Information is based on the Schedule 13G/A filed with the SEC on January 22, 2018. According to that filing, Royce & Associates, LLC beneficially owns all of the shares specified on the above table.
(k)
Includes the following number of shares purchasable upon exercise of stock options owned (or which may be deemed to be owned) by the following persons as of April 23, 2018 or 60 days thereafter: Ronald J. Masciantonio—125,964 and David Stern—18,313. Also includes the following number of shares of unvested restricted stock owned (or which may be deemed to be owned) by the following persons: Ronald J. Masciantonio—142,877, David Stern—146,677, Barry Erdos—6,000, Peter P. Longo—4,000, Pierre-André Mestre—4,000.

PRELIMINARY COPY—SUBJECT TO COMPLETION DATED APRIL 27, 2018

GOLD PROXY CARD
YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.
We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.
Internet and telephone voting is available through 11:59 p.m., Eastern Time, on May 22, 2018.

VOTE BY INTERNET	www.proxyvoting.com/NGM

Use the Internet to transmit your voting instructions until 11:59 p.m., Eastern Time, on May 22, 2018. Have your proxy card in hand when you access the web site www.proxyvoting.com/NGM and follow the instructions to obtain your records and to create an electronic voting instruction form.

OR
VOTE BY TELEPHONE	877-550-3742

Use any touch-tone telephone to transmit your voting instructions until 11:59 p.m., Eastern Time, on May 22, 2018. Have your proxy card in hand when you call 877-550-3742 and then follow the instructions.

OR
VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: Proxy Services Corporation 2180 Fifth Avenue Ronkonkoma, NY 11779

Even if you vote your proxy by Internet or by telephone, please mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

CONTROL NUMBER
ê     If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.    ê

Destination Maternity Corporation	GOLD PROXY CARD
THE PARTICIPANTS RECOMMEND THAT YOU VOTE “FOR ALL” OF THE NOMINEES SET FORTH IN PROPOSAL 1:

Proposal 1:	Mr. Miller’s Proposal to Elect Directors.

Nominees:	(1) Holly N. Alden	(3) Marla A. Ryan

	(2) Christopher B. Morgan	(4) Anne-Charlotte Windal

FOR ALL ❑	WITHHOLD ALL ❑	FOR ALL EXCEPT THE NOMINEE(S) WRITTEN BELOW ❑
NOTE: To withhold authority to vote for any individual nominee(s), mark the For All Except box and write in the name of nominee(s) on the line below.

THE PARTICIPANTS RECOMMEND THAT YOU VOTE “FOR” PROPOSAL 2:	FOR	AGAINST	ABSTAIN

Proposal 2. To approve Mr. Miller’s proposal to repeal each provision of, or amendment to, the Bylaws of the Company, effective December 22, 2016 (the “Bylaws”) adopted by the Board without the approval of the stockholders of the Company subsequent to December 22, 2016 and up to and including the conclusion of the 2018 Annual Meeting.
	☐	☐	☐

THE PARTICIPANTS RECOMMEND THAT YOU VOTE “FOR” PROPOSAL 3:	FOR	AGAINST	ABSTAIN

Proposal 3. To approve the ratification of the selection of KPMG LLP as the Company’s independent registered public accounting firm for fiscal year ending February 2, 2019.	☐	☐	☐

THE PARTICIPANTS RECOMMEND THAT YOU VOTE “AGAINST” PROPOSAL 4:	FOR	AGAINST	ABSTAIN

Proposal 4. To approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2018 Annual Meeting.	☐	☐	☐

Date
Signature (Capacity)
Signature (If jointly held)

Please sign exactly as your name(s) is (are) shown on the share certificate to which the proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

PRELIMINARY COPY—SUBJECT TO COMPLETION DATED APRIL 27, 2018
SIGN, DATE AND MAIL YOUR PROXY TODAY, UNLESS
YOU HAVE VOTED BY INTERNET OR TELEPHONE.
EVEN IF YOU HAVE VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN
AND RETURN THIS PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN THE DATE OF THE 2018 ANNUAL MEETING TO BE INCLUDED IN THE VOTING RESULTS.
The proxy statement, as well as other proxy materials distributed by the Participants, are available free of charge online at www.proxyvoting.com/NGM .
(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE)
ê     If submitting a proxy by mail, please sign and date the card on reverse and fold and detach card at perforation before mailing.    ê

DESTINATION MATERNITY CORPORATION	GOLD PROXY CARD
ANNUAL MEETING OF STOCKHOLDERS
MAY 23, 2018
9:15 AM
THIS PROXY IS SOLICITED ON BEHALF OF NATHAN G. MILLER, PETER O’MALLEY, HOLLY N. ALDEN, CHRISTOPHER B. MORGAN, MARLA A. RYAN AND ANNE-CHARLOTTE WINDAL (collectively, the “Participants”) AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF DESTINATION MATERNITY CORPORATION (the “Board”).
The undersigned hereby appoints Nathan G. Miller, Peter O’Malley and Thomas M. Ball, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of Destination Maternity Corporation, a Delaware corporation (“Destination Maternity”), that the undersigned would be entitled to vote if personally present at the 2018 Annual Meeting of Stockholders of Destination Maternity, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “2018 Annual Meeting”).
If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted, on Proposal 1, “FOR” the election of Holly N. Alden, Christopher B. Morgan, Marla A. Ryan and Anne-Charlotte Windal (except your proxy will not be voted for the election of any candidate(s) whose name(s) is written on the line provided under Proposal 1), “FOR” Proposal 2, “FOR” Proposal 3 and “AGAINST” Proposal 4.
CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.